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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                    FORM 6-K
                            REPORT OF FOREIGN ISSUER
    Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
                    For the quarter ended December 31, 2000

                               ----------------

                                 WIPRO LIMITED
             (Exact name of Registrant as specified in its charter)

                               ----------------

                                 Not Applicable
                (Translation of Registrant's name into English)

                                Karnataka, India
                (Jurisdiction of incorporation or organization)

                                 Doddakannelli
                                 Sarjapur Road
                       Bangalore, Karnataka 560035, India
                                +91-80-844-0011
                    (Address of principal executive offices)

                               ----------------

  Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F.

  Form 20-F [X]            Form 40-F [_]

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g- 3-2(b) under the Securities Exchange Act of 1934.

  Yes       [_]           No         [X]

  If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g 3-2(b).

  Not applicable.

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

              CURRENCY OF PRESENTATION AND CERTAIN DEFINED TERMS

  Unless the context otherwise requires, references herein to "The Company" or to "Wipro" are to Wipro Limited, a limited liability company organized under the laws of the Republic of India. References to "U.S." or "United States" are to the United States of America, its territories and its possessions. References to "India" are to the Republic of India. "Wipro" is a registered trademark of the company in India and the United States. All other trademarks or tradenames used in this Quarterly Report on Form 6-K ("Quarterly Report") are the property of their respective owners.

  In this Quarterly Report, references to "$" or "dollars" or "U.S. Dollars" are to the legal currency of the United States, and references to "Rs." or "Rupees" or "Indian Rupees" are to the legal currency of India. The Company's financial statements are presented in Indian Rupees and translated into U.S. Dollars and are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). References to "Indian GAAP" are to Indian generally accepted accounting principles. Except as otherwise specified, financial information is presented in dollars. References to a particular "fiscal" year are to the Company's fiscal year ended March 31 of such year.

  Unless otherwise specified herein, financial information has been converted into dollars at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank (the "Noon Buying Rate") as of December 29, 2000, the last working day of the quarter, which was Rs.46.75 per $1.00. For the convenience of the reader, this Quarterly Report contains translations of certain Indian rupee amounts into U.S. Dollars which should not be construed as a representation that such Indian Rupee or U.S. Dollar amounts referred to herein could have been, or could be, converted to U.S. Dollars or Indian Rupees, as the case may be, at any particular rate, the rates stated below, or at all. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

                Forward-Looking Statements May Prove Inaccurate

  In addition to historical information, this quarterly report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such differences include but are not limited to, those discussed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Risk Factors" and elsewhere in this report. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as of the date hereof. In addition, readers should carefully review the other information in this quarterly report and in the Company's periodic reports and other documents filed with the Securities and Exchange Commission ("SEC") from time to time.

                                 WIPRO LIMITED

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                               As of March 31,                 As of December 31,
                            -----------------------  -----------------------------------------
                                2000         2000        1999           2000          2000
                            -------------  --------  -------------  -------------  -----------
                                                      (unaudited)    (unaudited)   (unaudited)
ASSETS
Current assets:
 Cash and cash equivalents
  (Note 4)................  Rs.   783,603  $ 16,762  Rs.   521,559  Rs. 5,761,269   $123,236
 Accounts receivable, net
  of allowances (Note 5)..      4,431,360    94,788      4,074,243      5,382,873    115,142
 Inventories (Note 6).....      1,215,160    25,993      1,512,131      1,169,878     25,024
 Deferred income taxes
  (Note 22)...............         11,678       250         44,330        223,844      4,788
 Other current assets
  (Note 7)................        981,661    20,998        966,544      1,752,474     37,486
                            -------------  --------  -------------  -------------   --------
 Total current assets.....      7,423,462   158,791      7,118,807     14,290,338    305,676
                            -------------  --------  -------------  -------------   --------
Investment securities
 (Note 8).................        297,150     6,356        379,399      1,323,954     28,320
Property, plant and
 equipment, net (Note 9)..      3,603,681    77,084      3,463,238      5,382,864    115,141
Investments in affiliates
 (Note 14)................        704,885    15,078        680,447        644,666     13,790
Deferred income taxes
 (Note 22)................        256,073     5,477        374,087         70,562      1,509
Intangible assets, net
 (Note 10)................         10,795       231         19,691        985,188     21,074
Other assets (Note 7).....        382,307     8,178        277,102        531,712     11,373
                            -------------  --------  -------------  -------------   --------
 Total assets.............  Rs.12,678,353  $271,195  Rs.12,312,771  Rs.23,229,284   $496,883
                            =============  ========  =============  =============   ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Current liabilities:
 Borrowings from banks
  (Note 16)...............  Rs.    92,748  $  1,984  Rs. 1,167,526  Rs.     8,267   $    177
 Current portion of long
  term debt (Note 17).....      1,249,570    26,729        241,799      1,362,033     29,134
 Accounts payable.........      1,387,606    29,681      1,870,247      1,435,290     30,701
 Accrued expenses.........      1,490,250    31,877      1,107,577      1,867,197     39,940
 Advances from customers..        754,825    16,146        523,938        714,525     15,284
 Other current liabilities
  (Note 11)...............        435,561     9,317        562,808        759,733     16,251
 Redeemable preferred
  stock (Note 20).........        250,000     5,348        269,000            --         --
                            -------------  --------  -------------  -------------   --------
 Total current
  liabilities.............      5,660,560   121,081      5,742,895      6,147,045    131,487
                            -------------  --------  -------------  -------------   --------
Long-term debt, excluding
 current portion (Note
 17)......................        211,144     4,516      1,343,471        119,571      2,558
Deferred income taxes
 (Note 22)................         17,974       384         73,578          9,280        199
Other liabilities (Note
 12)......................        101,735     2,176         42,184         44,272        947
                            -------------  --------  -------------  -------------   --------
 Total liabilities........      5,991,413   128,159      7,202,128      6,320,168    135,191
                            -------------  --------  -------------  -------------   --------
Stockholders' equity
Equity shares at Rs.2 par
 value: 235,000,000 shares
 authorized as of December
 31, 1999 and March 31,
 2000 and 375,000,000
 shares authorized as of
 December 31, 2000; Issued
 and outstanding:
 229,156,350 shares as of
 March 31, 2000 and
 December 31, 1999 and
 232,391,814 shares as of
 December 31, 2000 (Note
 18).........................     458,313     9,803        458,313        464,784      9,942
Additional paid-in capital
 (Note 23)................        800,238    17,117        394,173      6,664,927    142,565
Deferred stock
 compensation (Note 23)...       (208,358)   (4,457)      (302,171)      (132,924)    (2,843)
Accumulated other
 comprehensive income
 (Note 8).................          1,772        38          1,587            919         20
Retained earnings (Note
 19)......................      5,635,050   120,536      4,558,811      9,911,485    212,010
Equity shares held by a
 controlled Trust:
 1,216,460, 1,263,510 and
 1,272,785 shares as of
 March 31, 2000, December
 31, 1999 and December 31,
 2000 (Note 23)...........            (75)       (2)           (70)           (75)        (2)
 Total stockholders'
  equity..................      6,686,940   143,036      5,110,643     16,909,116    361,692
                            -------------  --------  -------------  -------------   --------
Total liabilities and
 stockholders' equity.....  Rs.12,678,353  $271,195  Rs.12,312,771  Rs.23,229,284   $496,883
                            =============  ========  =============  =============   ========

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED

                       CONSOLIDATED STATEMENTS OF INCOME
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                        Three months ended December 31,           Nine months ended December 31,
                     ---------------------------------------  -----------------------------------------
                         1999          2000         2000          1999           2000          2000
                     ------------  ------------  -----------  -------------  -------------  -----------
                     (unaudited)   (unaudited)   (unaudited)   (unaudited)    (unaudited)   (unaudited)
Revenues:
 Global IT
  Services.........  Rs.2,652,250  Rs.4,776,839  $   102,178  Rs. 7,245,077  Rs.12,531,400  $   268,051
 Indian IT Services
  and Products.....
 Indian IT
  Services.........       377,148       361,301        7,728      1,029,298      1,213,117       25,949
 Indian IT
  Products.........     1,749,567     1,223,322       26,167      4,574,303      4,520,444       96,694
 Consumer Care and
  Lighting.........       840,697       852,369       18,232      2,360,994      2,424,053       51,851
 Others............       355,771       279,405        5,977        787,457        814,328       17,419
                     ------------  ------------  -----------  -------------  -------------  -----------
   Total...........     5,975,433     7,493,236      160,283     15,997,129     21,503,342      459,964
Cost of revenues:
 Global IT
  Services.........  Rs.1,316,384  Rs.2,465,702  $    52,742  Rs. 4,482,461  Rs. 6,604,883  $   141,281
 Indian IT Services
  and Products.....
 Indian IT
  Services.........       165,317       120,368        2,575        443,452        462,936        9,902
 Indian IT
  Products.........     1,547,958       888,439       19,004      3,788,437      3,569,348       76,350
 Consumer Care and
  Lighting.........       527,624       579,938       12,405      1,687,587      1,679,467       35,924
 Others............       216,226       156,628        3,350        578,543        557,030       11,915
                     ------------  ------------  -----------  -------------  -------------  -----------
   Total...........      3773,509     4,211,075       90,076     10,980,480     12,873,664      275,372
Gross profit.......     2,201,924     3,282,161       70,207      5,016,649      8,629,678      184,592
Operating expenses:
Selling, general,
 and administrative
 expenses..........     1,241,798     1,375,027       29,412      2,845,706      3,915,137       83,746
                     ------------  ------------  -----------  -------------  -------------  -----------
Operating income...       960,126     1,907,134       40,794      2,170,943      4,714,541      100,846
Gain/(loss)on sale
 of stock of
 affiliates,
 including direct
 issue of stock by
 affiliate (Note
 14)...............       412,144           --           --         412,144            --           --
Other
 income/(expense),
 net (Note 21).....       (15,540)      208,013        4,450        (76,233)       236,911        5,068
Income taxes (Note
 22)...............      (186,126)     (298,720)      (6,390)      (335,126)      (626,619)     (13,404)
                     ------------  ------------  -----------  -------------  -------------  -----------
Income before share
 of equity in
 earnings of
 affiliates and
 minority
 interest..........     1,170,604     1,816,427       38,854      2,171,728      4,324,833       92,510
Equity in earnings
 of affiliates
 (Note 14).........        57,917        18,302          391         88,690         27,224          582
Minority interest..           --            --           --          (3,661)           --           --
                     ------------  ------------  -----------  -------------  -------------  -----------
Income from
 continuing
 operations........     1,228,521     1,834,729       39,246      2,256,757      4,352,057       93,092
Discontinued
 operations (Note
 3):
 Income tax benefit
  on sale of
  interest in
  discontinued
  operations.......       218,707                                   218,707
                     ------------  ------------  -----------  -------------  -------------  -----------
 Net income........  Rs.1,447,228  Rs.1,834,729  $    39,246  Rs. 2,475,464  Rs. 4,352,057  $    93,092
                     ============  ============  ===========  =============  =============  ===========
Earnings per equity
 share:
 Basic
 Continuing
  Operations.......          5.39          7.96         0.17           9.91          19.02         0.41
 Discontinued
  operations.......          0.96           --           --            0.96            --           --
 Net income........          6.35          7.96         0.17          10.87          19.02         0.41
Earnings per equity
 share:
 Diluted
 Continuing
  operations.......          5.39          7.89         0.17           9.90          18.87         0.40
 Discontinued
  operations.......           .96           --           --            0.96            --           --
 Net Income........          6.35          7.89         0.17          10.86          18.87         0.40
Weighted average
 number of equity
 shares used in
 computing Earnings
 per equity share..
 Basic.............   227,819,853   230,420,787  230,420,787    227,819,853    228,761,780  228,761,780
 Diluted...........   228,032,765   232,459,424  232,459,424    228,032,765    230,694,235  230,694,235
                       Year ended March 31,
                     ---------------------------
                         2000          2000
                     -------------- ------------
Revenues:
 Global IT
  Services.........  Rs.10,206,078  $   218,312
 Indian IT Services
  and Products.....
 Indian IT
  Services.........      1,423,283       30,445
 Indian IT
  Products.........      6,758,344      144,564
 Consumer Care and
  Lighting.........      3,222,316       68,927
 Others............      1,380,583       29,531
                     -------------- ------------
   Total...........     22,990,604      491,778
Cost of revenues:
 Global IT
  Services.........  Rs. 6,173,724  $   132,058
 Indian IT Services
  and Products.....
 Indian IT
  Services.........        609,574       13,039
 Indian IT
  Products.........      5,573,518      119,220
 Consumer Care and
  Lighting.........      2,251,238       48,155
 Others............      1,070,031       22,888
                     -------------- ------------
   Total...........     15,678,085      335,360
Gross profit.......      7,312,519      156,418
Operating expenses:
Selling, general,
 and administrative
 expenses..........      3,820,154       81,715
                     -------------- ------------
Operating income...      3,492,365       74,703
Gain/(loss)on sale
 of stock of
 affiliates,
 including direct
 issue of stock by
 affiliate (Note
 14)...............        412,144        8,816
Other
 income/(expense),
 net (Note 21).....       (155,144)      (3,319)
Income taxes (Note
 22)...............       (525,298)     (11,236)
                     -------------- ------------
Income before share
 of equity in
 earnings of
 affiliates and
 minority
 interest..........      3,224,067       68,964
Equity in earnings
 of affiliates
 (Note 14).........        112,590        2,408
Minority interest..         (3,661)         (78)
                     -------------- ------------
Income from
 continuing
 operations........      3,332,996       71,294
Discontinued
 operations (Note
 3):
 Income tax benefit
  on sale of
  interest in
  discontinued
  operations.......        218,707        4,678
                     -------------- ------------
 Net income........  Rs. 3,551,703  $    75,972
                     ============== ============
Earnings per equity
 share:
 Basic
 Continuing
  Operations.......          14.63         0.31
 Discontinued
  operations.......           0.96         0.02
 Net income........          15.59         0.33
Earnings per equity
 share:
 Diluted
 Continuing
  operations.......          14.58         0.31
 Discontinued
  operations.......           0.96         0.02
 Net Income........          15.54         0.33
Weighted average
 number of equity
 shares used in
 computing Earnings
 per equity share..
 Basic.............    227,843,378  227,843,378
 Diluted...........    228,648,134  228,648,134

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                       Equity Shares                                                   Accumulated
                   ----------------------  Additional                                     Other
                     No. of                 Paid in     Deferred Stock Comprehensive  Comprehensive   Retained
                     Shares      Amount     Capital      Compensation     Income         Income       Earnings
                   ----------- ---------- ------------  -------------- -------------  ------------- ------------
Balance as of
March 31, 1999...  229,156,350 Rs.458,313 Rs.  182,562   Rs.(154,348)                   Rs.2,796    Rs.2,158,969
Cash dividends
paid.............          --         --           --            --             --           --          (75,622)
Shares issued by
Trust, net of
forfeitures
(unaudited)......          --         --           --            --             --           --              --
Sale of shares by
trust............                              466,768
Compensation
related to
employee stock
incentive plan...          --         --       150,908      (150,908)           --           --              --
Amortization of
compensation
related to
employee stock
incentive plan...          --         --           --         96,898            --           --              --
Comprehensive
income...........          --         --           --            --             --           --              --
 Net income......          --         --           --            --       3,551,703          --        3,551,703
 Other
 comprehensive
 income..........
 Unrealized
 gain/(loss) on
 investments,
 net.............          --         --           --            --          (1,024)      (1,024)            --
                                                                       ------------
Comprehensive
income...........                                                      Rs.3,550,679
                                                                       ============
Balance as of
March 31, 2000...  229,156,350 Rs.458,313   Rs.800,238   Rs.(208,358)                   Rs.1,772    Rs.5,635,050
Balance as of
March 31, 2000 $.              $    9,803   $   17,117   $    (4,457)   $    53,982     $     38    $    120,536
Cash dividends
paid
(unaudited)......          --         --           --            --             --           --          (75,622)
Common stock
issued
(unaudited)......    3,162,500      6,325    5,796,449           --             --           --              --
Shares forfeited,
net of issued by
trust
(unaudited)......          --         --           --            --             --           --              --
Exercise of
employee stock
options
(unaudited)......       72,964        146       79,093           --             --           --              --
Compensation
related to
employee stock
incentive plan
(unaudited)......          --         --       (10,853)       10,853            --           --              --
Amortization of
compensation
related to
employee stock
incentive plan
(unaudited)......          --         --           --         64,581            --           --              --
Comprehensive
income...........          --         --           --            --             --           --              --
 Net income
 (unaudited).....          --         --           --            --       4,352,057          --        4,352,057
 Other
 comprehensive
 income
 (unaudited).....          --         --           --            --             --           --              --
 Unrealized
 gain/(loss) on
 investments, net
 (unaudited).....          --         --           --            --            (853)        (853)            --
Comprehensive
income
(unaudited)......          --         --           --            --    Rs.4,351,204          --              --
                                                                       ============
Balance as of
December 31, 2000
(unaudited)......  232,391,814 Rs.464,784 Rs.6,664,927   Rs.(132,924)           --      Rs.  919    Rs.9,911,485
Balance as of
December 31, 2000
(unaudited) $....              $    9,942 $    142,565   $    (2,843)                   $     20    $    212,010
                   =========== ========== ============   ===========   ============     ========    ============
                    Equity Shares held
                     by a Controlled
                          Trust
                   ---------------------     Total
                                         Stockholders
                   No. of Shares Amount     Equity
                   ------------- ------- --------------
Balance as of
March 31, 1999...    (1,409,485) Rs.(68) Rs. 2,648,224
Cash dividends
paid.............           --      --         (75,622)
Shares issued by
Trust, net of
forfeitures
(unaudited)......       138,280     (10)           (10)
Sale of shares by
trust............        54,745       3        466,771
Compensation
related to
employee stock
incentive plan...           --      --             --
Amortization of
compensation
related to
employee stock
incentive plan...           --      --          96,898
Comprehensive
income...........           --      --             --
 Net income......           --      --       3,551,703
 Other
 comprehensive
 income..........
 Unrealized
 gain/(loss) on
 investments,
 net.............           --      --          (1,024)
Comprehensive
income...........
Balance as of
March 31, 2000...    (1,216,460) Rs.(75) Rs. 6,686,940
Balance as of
March 31, 2000 $.                $   (2) $     143,036
Cash dividends
paid
(unaudited)......           --      --         (75,622)
Common stock
issued
(unaudited)......           --      --       5,802,774
Shares forfeited,
net of issued by
trust
(unaudited)......       (56,325)    --             --
Exercise of
employee stock
options
(unaudited)......           --      --          79,239
Compensation
related to
employee stock
incentive plan
(unaudited)......           --      --             --
Amortization of
compensation
related to
employee stock
incentive plan
(unaudited)......           --      --          64,581
Comprehensive
income...........           --      --
 Net income
 (unaudited).....           --      --       4,352,057
 Other
 comprehensive
 income
 (unaudited).....           --      --             --
 Unrealized
 gain/(loss) on
 investments, net
 (unaudited).....           --      --            (853)
Comprehensive
income
(unaudited)......           --      --             --
Balance as of
December 31, 2000
(unaudited)......    (1,272,785) Rs.(75) Rs.16,909,116
Balance as of
December 31, 2000
(unaudited) $....                $   (2) $     361,692
                   ============= ======= ==============

        See accompanying notes to the consolidated financial statements

                                 WIPRO LIMITED

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                           Year ended March 31,        Nine Months ended December 31,
                          -----------------------  -----------------------------------------
                              2000         2000        1999           2000          2000
                          -------------  --------  -------------  -------------  -----------
                                                    (unaudited)    (unaudited)   (unaudited)
Cash flows from
 operating activities:
Income from continuing
 operations.............  Rs. 3,332,996  $ 71,294  Rs. 2,256,757  Rs. 4,352,057   $ 93,092
Adjustments to reconcile
 income from continuing
 operations to net cash
 provided by operating
 activities:
 Loss/(Gain) on sale of
  property, plant and
  equipment.............         22,944       491          2,323        (41,034)      (878)
 Depreciation and
  amortization..........        738,723    15,802        454,364        688,690     14,731
 Interest accrued on
  long term debt........            --        --             --         109,741      2,347
 Deferred tax
  charge/(benefit)......        182,553     3,905         87,595        (34,574)      (740)
 Loss/(Gain) on sale of
  short-term
  investments...........           (681)      (15)          (410)           --         --
 Loss/(Gain) on sale of
  stock of affiliates,
  including direct issue
  of stock by
  affiliate.............       (412,144)   (8,816)      (412,144)           --           -
 Amortization of
  deferred stock
  compensation..........         96,898     2,073         63,788         64,581      1,381
 Undistributed equity in
  earnings of
  affiliates............        (97,890)   (2,094)       (73,990)       (19,873)      (425)
 Minority interest......          3,661        78          3,661            --         --
 Changes in operating
  assets and
  liabilities:
 Accounts receivable....       (858,439)  (18,362)      (507,287)    (1,197,970)   (25,625)
 Inventories............        228,569     4,889        (68,403)      (235,009)    (5,027)
 Other assets...........       (237,449)   (5,079)      (121,012)      (824,704)   (17,641)
 Accounts payable.......       (523,951)  (11,208)       (41,311)       137,873      2,949
 Accrued expenses.......        622,528    13,316        219,092        372,591      7,970
 Advances from
  customers.............        216,820     4,638        (14,066)       (55,130)    (1,179)
 Other liabilities......        165,972     3,550        273,464        311,014      6,653
                          -------------  --------  -------------  -------------   --------
Net cash provided by
 operating activities...      3,481,110    74,462      2,122,421      3,628,253     77,608
                          -------------  --------  -------------  -------------   --------
Cash flows from
 investing activities:
Expenditure on property,
 plant and equipment....     (1,317,958)  (28,192)      (888,777)    (2,278,147)   (48,730)
Proceeds from sale of
 property, plant and
 equipment..............         32,333       692         39,680        161,158      3,447
Funding of discontinued
 operations.............       (855,793)  (18,306)      (855,793)           --         --
Purchase of minority
 interest in
 subsidiary.............        (67,500)   (1,444)       (67,500)    (1,087,216)   (23,256)
Proceeds from sale of
 investments in
 affiliates.............        153,128     3,275        153,128            --         --
Proceeds from sale of
 assets of the
 peripherals division...            --        --             --         156,280      3,343
Purchase of
 investments............       (833,622)  (17,831)      (814,273)    (1,033,249)   (22,102)
Proceeds from sales and
 maturities of
 investments............         95,974     2,053          4,204         64,817      1,386
                          -------------  --------  -------------  -------------   --------
Net cash used in
 investing activities...     (2,793,438)  (59,753)    (2,429,331)    (4,016,357)   (85,912)
                          -------------  --------  -------------  -------------   --------
Cash flows from
 financing activities:
Proceeds from issuance
 of common stock........            --        --             --       5,802,773    124,123
Proceeds from exercise
 of employee stock
 options................            --        --             --          79,239      1,695
Proceeds
 from/(repayments of)
 short term borrowing
 from banks, net........     (1,688,043)  (36,108)      (613,265)      (105,537)    (2,257)
Proceeds from issuance
 of long-term debt......      1,010,219    21,609      1,010,219            --         --
Sale of shares by
 Trust..................        466,771     9,984            --             --         --
Repayment of long-term
 debt...................       (755,049)  (16,151)      (630,518)       (88,851)    (1,901)
Redemption of preferred
 stock..................            --        --             --        (250,000)    (5,348)
Proceeds from issuance
 of common stock by a
 subsidiary/affiliate...        502,345    10,745        502,345            --         --
Payment of cash
 dividends..............        (75,622)   (1,618)       (75,622)       (75,622)    (1,618)
                          -------------  --------  -------------  -------------   --------
Net cash provided
 by/(used in) financing
 activities.............       (539,379)  (11,538)       193,159      5,362,002    114,694
                          -------------  --------  -------------  -------------   --------
Effect of de-
 consolidation of a
 subsidiary/step
 acquisition of an
 affiliate on cash and
 cash equivalents (Note
 14)....................         (1,943)      (42)        (1,943)         3,768         81
                          -------------  --------  -------------  -------------   --------
Net increase/(decrease)
 in cash and cash
 equivalents during the
 year...................        146,350     3,131      (1,15,694)     4,977,666    106,471
Cash and cash
 equivalents at the
 beginning of the year..        637,253    13,631        637,253  Rs.   783,603     16,762
                          -------------  --------  -------------  -------------   --------
Cash and cash
 equivalents at the end
 of the year............    Rs. 783,603  $ 16,762  Rs.   521,559  Rs. 5,761,269   $123,236
                          =============  ========  =============  =============   ========
Supplementary
 information:
 Cash paid for
  interest..............    Rs. 335,545  $  7,177  Rs.   241,734  Rs.    60,929   $  1,303
 Cash paid for taxes....        221,233     4,732         80,688        829,771     17,749

  Non-cash consideration of Rs.114,600 was received from the spin-off of the peripherals division in the form of a 39% equity interest of Rs.54,600 in the spun-off entity (Wipro e-Peripherals) and non-convertible debentures of Rs.60,000 of Wipro e-Peripherals.

                                 WIPRO LIMITED

                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

 INFORMATION AS OF AND FOR THE NINE MONTHS AND THREE MONTHS ENDED DECEMBER 31,
                          1999 AND 2000 IS UNAUDITED

         (IN THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

1. Overview

  Wipro Limited (Wipro), together with its subsidiaries Wipro Inc., En Think Inc., Wipro Prosper Limited, Wipro Welfare Limited, Wipro Trademarks Holdings Limited, Wipro Net Limited, Net Kracker Ltd., Wipro Japan KK and affiliates Wipro ePeripherals Ltd and Wipro GE Medical Systems Limited (collectively, the "Company") is a leading India based provider of IT services globally. Further, Wipro is in other businesses such as Indian IT Services and Products, Consumer Care and Lighting and healthcare systems. Wipro is headquartered in Bangalore, India.

2. Significant Accounting Policies

  The preparation of consolidated financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

  Basis of preparation of financial statements. The accompanying consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

  Functional currency. The functional and reporting currency of the Company is the Indian rupee as a significant portion of the Company's activities are conducted in India.

  Convenience translation. The accompanying financial statements have been prepared in Indian rupee, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the nine months ended December 31, 2000 and as of and for the year ended March 31, 2000 have been translated into United States dollars at the noon buying rate in New York City on December 29, 2000 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of $1 = Rs.46.75. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

  Principles of consolidation. The consolidated financial statements include the financial statements of Wipro and all of its subsidiaries, which are more than 50% owned and controlled. All material inter-company accounts and transactions are eliminated on consolidation. The Company accounts for investments by the equity method where its investment in the voting stock gives it the ability to exercise significant influence over the investee.

  Pursuant to a joint venture agreement, effective December 27, 1999, the shareholding of the Company in Wipro Net Limited (Wipro Net) was reduced from 100% to 55%. The minority shareholder, KPN Group, held 45% of the voting stock and had certain significant participating rights which provided for its effective involvement in significant decisions in the ordinary course of business. Accordingly, the financial statements of Wipro Net were not consolidated from December 27, 1999 and were accounted for under the equity method. In December 2000, the Company acquired the minority interest held by the KPN Group. The financial statements of Wipro Net have been consolidated subsequent to this acquisition. Wipro's interest in Wipro Net prior to the date of acquisition continues to be reported by the equity method.

  The financial statements of Wipro Finance Limited (Wipro Finance), a majority owned subsidiary, were consolidated with Wipro in fiscal 1998 and 1999. In December 1999, Wipro reduced its shareholding in Wipro

                                 WIPRO LIMITED

Finance to 50%. Wipro has no financial obligations or commitments to Wipro Finance and does not intend to provide Wipro Finance with further financial support. Accordingly, Wipro has not provided for any losses beyond its equity investment and net advances, and the financial statements of Wipro Finance have not been consolidated since April 1, 1999.

  Cash equivalents. The Company considers all highly liquid investments with remaining maturities, at the date of purchase/investment, of three months or less to be cash equivalents.

  Revenue recognition. Revenues from software development services comprise income from time-and-material and fixed-price contracts. Revenue with respect to time-and-material contracts is recognized as related services are performed. Revenue with respect to fixed-price contracts is recognized in accordance with the percentage of completion method of accounting. Provisions for estimated losses on contracts-in-progress are recorded in the period in which such losses become probable based on the current contract estimates. Maintenance revenue is deferred and recognized ratably over the term of the agreement. Revenue from customer training, support, and other services is recognized as the related service is performed. Revenue from the sales of goods is recognized, in accordance with the sales contract, on dispatch from the factories/warehouses of the Company. When the Company receives advance payments from customers for sale of products or provision of services, such payments are reported as advances from customers until all conditions for revenue recognition are met.

  Inventories. Inventories are stated at the lower of cost and market. Cost is determined using the weighted average method for all categories of inventories.

  Investment Securities. The Company classifies its debt and equity securities in one of the three categories: trading, held-to-maturity or available-for-sale, at the time of purchase and re-evaluates such classifications as of each balance sheet date. Trading and available-for-sale securities are recorded at fair value. Held-to-maturity securities are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts. Unrealized holding gains and losses on trading securities are included in earnings. Temporary unrealized holding gains and losses, net of the related tax effect, on available-for-sale securities are excluded from earnings and are reported as a separate component of stockholders' equity until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific identification basis and are included in earnings. A decline in the fair value of any available-for-sale or held-to-maturity security below cost that is deemed to be other than temporary results in a reduction in carrying amount to fair value. Fair value is based on quoted market prices. The impairment is charged to earnings.

  Derivative Financial Instruments. The Company uses short-term forward foreign exchange contracts to cover foreign exchange risk. These contracts qualify as hedges, as changes in their fair value offset the effect of a change in the fair value of the underlying exposure. Such contracts are revalued based on the spot rates at the date of the balance sheet and the spot rates at the inception of the contract. Gains and losses arising on revaluation are recognized as offsets to gains and losses resulting from the transactions being hedged. Premium or discount on such forward exchange contracts are recognized over the life of the contract. The Company has entered into interest rate swap agreements which hedge interest rate risk on underlying debt. These contracts qualify as hedge transactions and are accounted for under the accrual method.

  Investments in affiliated companies. The Company's equity in the earnings of affiliates is included in the statement of income and the Company's share of net assets of affiliates is included in the balance sheet.

  Shares issued by subsidiary/affiliate. The issuance of stock by a subsidiary/affiliate to third parties reduces the proportionate ownership interest in the investee. Unless the issuance of such stock is part of a broader corporate reorganization, the Company recognizes a gain or loss, equal to the difference between the issuance

                                 WIPRO LIMITED
price per share and the Company's carrying amount per share. Such gain or loss, is recognized in the statement of income when the transaction occurs.

  Property, Plant and Equipment. Property, plant and equipment are stated at cost. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. Assets under capital leases are amortized over their estimated useful life or the lease term, as appropriate. The estimated useful lives of assets are as follows:

            Buildings..................... 30 to 60 years
            Plant and machinery........... 2 to 21 years
            Furniture, fixtures and
             equipment.................... 2 to 5 years
            Vehicles...................... 4 years
            Computer software............. 2 years

  Software for internal use is primarily acquired from third-party vendors and is in ready to use condition. Costs for acquiring this software are capitalized and subsequent costs are charged to revenue. The capitalized costs are amortized on a straight-line basis over the estimated useful life of the software. Deposits paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

  Intangible Assets. The Company records as assets, costs incurred on assets which are of enduring value at the consideration paid for it and amortizes the cost by systematic charges to income over the period estimated to be benefited. Cost of acquisition that result in a goodwill is reported as an intangible asset and amortized over a period of five years.

  Start-up costs. Cost of start-up activities including organization costs are expensed as incurred.

  Research and Development. Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on equipment and facilities that are acquired or constructed for research and development activities and having alternative future uses, is capitalized as tangible assets when acquired or constructed. Software product development costs are expensed as incurred until technological feasibility is achieved.

  Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

  Foreign Currency Transactions. The functional and reporting currency of the Company is the Indian rupee. Foreign currency transactions are translated into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are translated into Indian rupees at

                                 WIPRO LIMITED
the exchange rate prevailing on the balance sheet date. The resulting exchange gains/losses are included in the statement of income.

  Earnings Per Share. The Company has adopted SFAS No. 128, Earnings Per Share. In accordance with SFAS No. 128, basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options and warrants, except where the results would be antidilutive.

  Income Taxes. Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits of which future realization is uncertain.

  Retirement Benefits to Employees.

    Gratuity: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. The Company provides the gratuity benefit through annual contributions to a fund managed by the Life Insurance Corporation of India. Under this scheme, the settlement obligation remains with the Company, although the Life Insurance Corporation of India administers the scheme and determines the contribution premium required to be paid by the Company. The impact of the scheme is not material or expected to become material to the financial condition or operations of the Company.

    Superannuation: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a defined contribution plan maintained by the Company. This plan is administered by the Life Insurance Corporation of India. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions.

    Provident fund: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. The employee and employer each make monthly contributions to the plan equal to 12% of the covered employee's salary. Until fiscal 1981, the Company contributed to the employees' provident fund maintained by the Government of India. Effective fiscal 1982, the Company established a provident fund trust to which a part of the contributions are made each month. The remainder of the contributions are made to the Government's provident fund. The Company has no further obligations under the plan beyond its monthly contributions.

  Stock-based Compensation. The Company uses the intrinsic value based method of Accounting Principles Board (APB) Opinion No. 25 to account for its employee stock based compensation plans. The Company has therefore adopted the pro forma disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation.

                                 WIPRO LIMITED

  Recent accounting pronouncements. In June 2000, the FASB issued SFAS No. 138, Accounting for Derivative Instruments and Hedging Activities an amendment of SFAS No. 133. SFAS No. 138 establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet either as an asset or as a liability and be measured at its fair value. The Statement requires that changes in a derivative's fair value be recognized in the current period unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that the Company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting. SFAS No. 138 is effective for all fiscal periods beginning after June 15, 2000. Application of the Statement will not have a significant impact on the financial statements of the Company.

3. Discontinued Operations

  The Company was involved in the financial services business through Wipro Finance, a majority owned subsidiary. The Company, for strategic reasons, decided to concentrate on its core businesses and as a result, in March 1999, the Company decided to exit the financial services business and approved a formal plan for winding down the operations of this business. Under the plan, Wipro Finance will not accept any new business and the existing assets and liabilities would be liquidated as per their contractual terms. The Company estimated the shortfall in servicing liabilities of Wipro Finance through its assets and decided to fund the shortfall through a fresh infusion of equity and preferred stock amounting to Rs.950,000.

  The results of operations of Wipro Finance for all periods have been reported separately as "loss from operations of discontinued finance division". Similarly, the obligation of the Company to fund losses under the plan, in excess of recognized losses as of March 31, 1999, has been accrued as "provision for operating losses during phase-out period".

  The assets and liabilities of Wipro Finance as of March 31, 1999 have been aggregated and reported separately as "net liabilities of discontinued business" as given below:

                                                                 As of March 31,
                                                                      1999
                                                                 ---------------
   Assets:
     Cash and cash equivalents..................................   Rs.   7,472
     Loans, net of allowances...................................     1,278,533
     Investment securities......................................       116,855
     Property, plant and equipment, net.........................        64,705
     Other assets...............................................       147,063
                                                                   -----------
     Total assets...............................................     1,614,628
                                                                   -----------
   Liabilities:
     Long term debt.............................................     2,141,844
     Accounts payable...........................................        33,058
     Preferred stock............................................       286,000
     Other liabilities..........................................         9,519
                                                                   -----------
     Total liabilities..........................................     2,470,421
                                                                   -----------
       Net liabilities of discontinued business.................   Rs. 855,793
                                                                   ===========

                                 WIPRO LIMITED

  The summarized information on results of operations of the discontinued business is given below:

                                                                    Year Ended
                                                                  March 31, 1999
                                                                  --------------
   Revenue.......................................................  Rs. 469,582
   Operating expenses............................................     (930,399)
                                                                   -----------
   Loss from operations of discontinued finance division.........  Rs.(460,817)
                                                                   ===========

  In December 1999, the Company sold 50% of the interest in Wipro Finance to certain investors for a nominal amount. As a result of the sale, the Company does not have a controlling interest in Wipro Finance. The financial statements of Wipro Finance have not been consolidated for the year ended March 31, 2000 and nine months ended December 31, 1999 and 2000. The tax benefit of Rs.218,707 arising on the sale has been reported separately as a component of discontinued operations.

4. Cash and Cash Equivalents and Restricted Cash

  Cash and cash equivalents as of March 31, 2000, December 31, 1999 and 2000 comprise of cash, cash on deposit with banks and highly liquid money market instruments. Cash and cash equivalents include deposits of Rs.2,108, Rs.2,108 and Rs.2,108 as of March 31, 2000, December 31, 1999 and 2000 respectively placed with banks as margin money in the normal course of business operations.

5. Accounts Receivable

  The accounts receivable as of March 31, 2000, December 31, 1999 and 2000 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts based on present and prospective financial condition of the customer and aging of the accounts receivable. Accounts receivable are generally not collateralized.

  The activity in the allowance for doubtful accounts receivable is given below:

                                                       Nine months ended
                                      Year ended         December 31,
                                      March 31,    --------------------------
                                         2000          1999          2000
                                     ------------  ------------  ------------
                                                   (unaudited)   (unaudited)
   Balance at the beginning of the
    period.........................  Rs.  277,841  Rs.  277,841  Rs.  196,602
   Additional provision during the
    period.........................       299,122       152,448       225,259
   Bad debts charged to provision..      (380,361)      (45,344)      (30,434)
                                     ------------  ------------  ------------
   Balance at the end of the
    period.........................  Rs.  196,602  Rs.  384,945  Rs.  391,427
                                     ============  ============  ============

6. Inventories

  Inventories consist of the following:

                                      Year ended      As of December 31,
                                      March 31,    --------------------------
                                         2000          1999          2000
                                     ------------  ------------  ------------
                                                   (unaudited)   (unaudited)
   Stores and spare parts..........  Rs.   42,914  Rs.   45,772  Rs.   44,275
   Raw materials and components....       497,545       722,442       490,971
   Work-in-process.................        92,970       133,312       108,029
   Finished goods..................       581,731       610,605       526,603
                                     ------------  ------------  ------------
                                     Rs.1,215,160  Rs.1,512,131  Rs.1,169,878
                                     ============  ============  ============

                                 WIPRO LIMITED

7. Other Assets

  Other assets consist of the following:

                                         Year ended     As of December 31,
                                         March 31,   -------------------------
                                            2000         1999         2000
                                        ------------ ------------ ------------
                                                     (unaudited)  (unaudited)
   Prepaid expenses.................... Rs.  377,911 Rs.  340,144 Rs.  377,840
   Advances to suppliers...............       35,510       56,712      101,884
   Balances with statutory
    authorities........................      224,215      120,043      113,361
   Deposits............................      382,307      363,366      531,712
   Inter Corporate Deposit.............          --           --       637,014
   Advance income taxes................      125,000      236,995      204,708
   Others..............................      219,025      126,386      317,667
                                        ------------ ------------ ------------
                                           1,363,968    1,243,646    2,284,186
   Less: Current assets................      981,661      966,544    1,752,474
                                        ------------ ------------ ------------
                                        Rs.  382,307 Rs.  277,102 Rs.  531,712
                                        ============ ============ ============

                                 WIPRO LIMITED

8. Investment Securities

  Investment securities consist of the following:

                            As of March 31, 2000              As of Nine months ended December 31, 1999
                 ------------------------------------------- -------------------------------------------
                              Gross      Gross                            Gross      Gross
                            Unrealized Unrealized                       Unrealized Unrealized
                  Carrying   Holding    Holding               Carrying   Holding    Holding
                   Value      Gains      Losses   Fair Value   Value      Gains      Losses   Fair Value
                 ---------- ---------- ---------- ---------- ---------- ---------- ---------- ----------
Available-for-
sale:
Equity
securities...... Rs.    233  Rs.2,298    Rs.(27)  Rs.  2,504 Rs.    674  Rs.2,014    Rs.(29)  Rs.  2,659
Debt
securities...... Rs.    --   Rs.  --     Rs.--    Rs.    --  Rs.    --   Rs.  --     Rs.--    Rs.    --
                 ----------  --------    ------   ---------- ----------  --------    ------   ----------
                 Rs.    233  Rs.2,298    Rs.(27)  Rs.  2,504 Rs.    674  Rs.2,014    Rs.(29)  Rs.  2,659
                 ----------  --------    ------   ---------- ----------  --------    ------   ----------
Held-to-
maturity:
Treasury
securities...... Rs.    --   Rs.  --     Rs.--    Rs.    --  Rs.    --   Rs.  --     Rs.--    Rs.    --
Bonds and
Debentures...... Rs.294,646  Rs.  --     Rs.--    Rs.294,646 Rs.376,740  Rs.  --     Rs.--    Rs.376,740
                 ----------  --------    ------   ---------- ----------  --------    ------   ----------
                 Rs.294,646  Rs.  --     Rs.--    Rs.294,646 Rs.376,740  Rs.  --     Rs.--    Rs.376,740
                 ----------  --------    ------   ---------- ----------  --------    ------   ----------
Total........... Rs.294,879  Rs.2,298    Rs.(27)  Rs.297,150 Rs.377,414  Rs.2,014    Rs.(29)  Rs.379,399
                    As of Nine months ended December 31, 2000
                 ------------------------------------------------
                                Gross      Gross
                              Unrealized Unrealized
                   Carrying    Holding    Holding
                    Value       Gains      Losses     Fair Value
                 ------------ ---------- ----------- ------------
Available-for-
sale:
Equity
securities...... Rs.      233  Rs.1,961  Rs.   (29)  Rs.    2,165
Debt
securities...... Rs.  911,265  Rs.  --   Rs.(1,266)  Rs.  909,999
                 ------------ ---------- ----------- ------------
                 Rs.  911,498  Rs.1,961  Rs.(1,295)  Rs.  912,164
                 ------------ ---------- ----------- ------------
Held-to-
maturity:
Treasury
securities...... Rs.   47,952  Rs.  --   Rs.   --    Rs.   47,952
Bonds and
Debentures...... Rs.  363,838  Rs.  --   Rs.   --    Rs.  363,838
                 ------------ ---------- ----------- ------------
                 Rs.  411,790  Rs.  --   Rs.   --    Rs.  411,790
                 ------------ ---------- ----------- ------------
Total........... Rs.1,323,288  Rs.1,961  Rs.(1,295)  Rs.1,323,954

----
  Debt securities, held to maturity as of December 31, 2000 mature between one through five years.

  Dividends from securities available for sale, during the year ended March 31, 2000, December 31, 1999 and 2000 were Rs.22, Rs.31 and Rs.13 and are included in other income. Proceeds from the sale of securities, available for sale were Rs.4,474 during the year ended March 31, 2000.

                                 WIPRO LIMITED

9. Property, Plant and Equipment

  Property, plant and equipment consist of the following:

                                      As of          As of December 31,
                                    March 31,    ----------------------------
                                      2000           1999           2000
                                  -------------  -------------  -------------
                                                  (unaudited)    (unaudited)
Land............................. Rs.   273,804  Rs.   276,002  Rs.   418,315
Buildings........................       701,839        555,107        974,318
Plant and machinery..............     3,202,434      3,249,373      4,435,872
Furniture, fixtures, and
 equipment.......................       647,590        568,774        865,515
Vehicles.........................       217,729        199,316        294,820
Computer software for internal
 use.............................       298,105        262,584        495,317
Capital work-in-progress.........       709,146        690,213        990,083
                                      6,050,647      5,801,369      8,474,240
Accumulated depreciation and
 amortization....................    (2,446,966)    (2,338,131)    (3,091,376)
                                  -------------  -------------  -------------
Property, plant and equipment,
 net............................. Rs. 3,603,681  Rs. 3,463,238  Rs. 5,382,864
                                  =============  =============  =============

  Depreciation expense for the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 is Rs.734,473, Rs.452,329 and Rs.686,840
respectively. This includes Rs.53,261, Rs.49,606 and Rs.123,193 as amortization of capitalized internal use software during the year ended March 31, 2000, nine months ended December 31, 1999 and 2000 respectively.

10. Intangible Assets

  Intangible assets consisting of technical know-how and goodwill, are stated net of accumulated amortization of Rs.5,647, Rs.3,432 and Rs.2,069 as of March 31, 2000 and December 31, 1999 and 2000 respectively. Technical know-how is amortized over six years.Amortization expenses for the years ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 are Rs.4,250, Rs.2,035 and Rs.1,850 respectively.

  In October 1999, the Company acquired the 45% minority interest in Wipro Computers Limited for a consideration of Rs.67,500. The acquisition resulted in a goodwill of Rs.10,500. In December 2000, the Company acquired the 45% minority interest held by the KPN Group in Wipro Net for a consideration of Rs.1,087,216. This acquisition resulted in a goodwill of Rs.977,012. Goodwill is amortized over a period of 5 years.

11. Other Current Liabilities

  Other current liabilities consist of the following:

                                                           As of December 31,
                                         As of March 31, -----------------------
                                              2000          1999        2000
                                         --------------- ----------- -----------
                                                         (unaudited) (unaudited)
Inter-corporate deposits................   Rs. 49,692    Rs.    --   Rs.    --
Statutory dues payable..................      154,958        79,418     423,536
Sundry deposits.........................          --            --      154,246
Taxes payable...........................      195,497       373,769     127,915
Others..................................       35,414       109,621      54,036
                                           ----------    ----------  ----------
                                           Rs.435,561    Rs.562,808  Rs.759,733
                                           ==========    ==========  ==========

                                 WIPRO LIMITED

12. Other Liabilities

  Other liabilities primarily consist of security deposits collected from the Company's dealers.

13. Operating Leases

  The Company leases office and residential facilities under cancellable operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs.237,693, Rs.170,561 and Rs.205,876 for the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 respectively.

14. Investments in Affiliates

  Wipro GE Medical Systems (Wipro GE). The Company has accounted for its 49% interest in Wipro GE by the equity method. The carrying value of the investment in Wipro GE as of March 31, 2000, December 31, 1999 and 2000 was Rs.434,299, Rs.384,447 and Rs.582,929, respectively. The Company's equity in the income of Wipro GE for the year ended March 31, 2000, nine months ended December 31, 1999 and 2000 was Rs.138,749, Rs.88,690 and Rs.155,980
respectively.

  Wipro Net. As of March 31, 1999, the Company held a 100% interest in Wipro Net represented by 15,219,180 equity shares of Rs.10 each. Wipro Net is engaged in value added networking and communication services. The financial statements of Wipro Net were consolidated in fiscal 1999. In December 1999, the Company sold 2,903,410 equity shares to a minority shareholder for a consideration of Rs.203,000 pursuant to a joint venture agreement. The gain on sale of Rs.146,144 is included in the statement of income. Additionally, Wipro Net directly issued 7,173,132 shares to the joint venture partner at a price of Rs.70 per share. As a result of the transactions, the Company's interest in Wipro Net reduced to 55%. The shareholders' agreement provided the minority shareholder in the joint venture with significant participating rights, which provided for its effective involvement in significant decisions in the ordinary course of business. Therefore, subsequent to the dilution, the Company accounted for its 55% interest by the equity method. The carrying value of the investment in Wipro Net as of March 31, 2000 and December 31, 1999 was Rs.270,586, and Rs.296,000 respectively. The carrying value increased by Rs.266,000 due to the direct issue of shares to the minority shareholder. As the direct issue of shares by Wipro Net is not part of a broader corporate reorganization, the gain due to the change in the carrying value of the investment has been included in the statement of income. The Company's equity in the loss of Wipro Net for the year ended March 31, 2000 was Rs.26,159.

  In December 2000, the Company acquired the 45% minority interest in Wipro Net for Rs.1,087,216 resulting in a goodwill of Rs.977,012. Subsequent to the acquisition, Wipro Net's financial statements have been consolidated with Wipro's. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest, amounting to Rs.135,893, is reported by the equity method.

  Wipro e-Peripherals Ltd. On September 1, 2000, the Peripherals Division (PD) of Wipro, which was engaged in the business of manufacture, sales and trading of computer peripherals was spun off into a separate legal entity, Wipro e-Peripherals Ltd. (WeP). Assets and liabilities of the PD were transferred to the new entity for Rs.270,880. The consideration for sale was received in the form of 39% equity interest in WeP of Rs.54,600, 12.5% non-convertible debentures redeemable in 2005 in the amount of Rs.60,000 and Rs.156,280 in cash. No gain was recognized on the sale. Contemporaneously, WeP issued the remaining 61% of its equity to strategic investors and employees for cash. Shares were issued to Wipro and new investors at the par value of Rs.10. Subsequent to the sale, Wipro has accounted for its 39% interest by the equity method.

  The carrying value of investment in WeP as of December 31, 2000 was Rs.61,737. The Company's equity in the income of WeP for the nine months ended December 31, 2000 was Rs.7,137.

                                 WIPRO LIMITED

15. Financial Instruments and Concentration of Risk

  Concentration of risk. Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, investment securities and accounts receivable. The Company's cash resources are invested with financial institutions and commercial corporations with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce its credit risk, the Company performs ongoing credit evaluations of customers. No single customer accounted for 10% or more of accounts receivable as of March 31, 2000, December 31, 1999 and 2000.

  Derivative financial instruments. The Company enters into forward foreign exchange contracts and interest rate swap agreements where the counterparty is generally a bank. The Company considers the risks of non-performance by the counterparty as non-material. The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

                               As of              As of December 31,
                             March 31,         -------------------------------
                                2000               1999               2000
                            ------------       ------------       ------------
                                               (unaudited)        (unaudited)
   Forward contracts....... $ 48,487,662(sell) $ 30,872,620(sell) $ 58,038,573(sell)
   Interest rate swaps..... $  6,500,000       $  8,125,000       $  4,875,000

  The foreign forward exchange contracts mature between one to six months.
Interest rate swap agreements mature between one to five years.

16. Borrowings from Banks

  The Company has a line of credit of Rs.2,650,000 from its bankers for working capital requirements. The line of credit is renewable annually. The credit bears interest at the prime rate of the bank, which averaged 13.12% in fiscal 2000 and during the nine months ended December 31, 1999 and 2000. The facilities are secured by inventories, accounts receivable and certain property and contain financial covenants and restrictions on indebtedness.

17. Long-term Debt

  Long-term debt consists of the following:

                               As of              As of December 31,
                             March 31,         -------------------------------
                                2000               1999               2000
                            ------------       ------------       ------------
                                               (unaudited)        (unaudited)
   Debentures and bonds.... Rs.      --        Rs.    6,667       Rs.      --
   Foreign currency
    borrowings.............      269,453            368,491            194,698
   Rupee term loans from
    banks and financial
    institutions...........    1,153,495          1,161,819          1,243,235
   Foreign currency term
    loans from financial
    institutions...........          --              14,848                --
   Others..................       37,766             33,445             43,671
                            ------------       ------------       ------------
                               1,460,714          1,585,270          1,481,604
   Less: Current portion...    1,249,570            241,799          1,362,033
                            ------------       ------------       ------------
                            Rs.  211,144       Rs.1,343,471       Rs.  119,571
                            ============       ============       ============

                                 WIPRO LIMITED

  In December 1999, the Company transferred an 8% interest in Wipro Net to a financial institution. Under the terms of the transfer, the Company has a call option to repurchase the transferred shares at a pre-determined consideration. Additionally, the financial institution has a put option to sell the shares to the Company at a pre-determined consideration. The financial institution cannot transfer the shares to a third party within the period of the call option. The Company has recorded the transfer as a secured borrowing with pledge of collateral. As of March 31, 2000, and December 31, 2000 and 1999, the rupee term loans include Rs.1,010,219, Rs.994,218 and Rs.1,138,136 respectively. The call and put option can be exercised between 13 months to 18 months from the date of transfer. The principal shareholder of the Company has pledged certain shares held in Wipro to further secure the borrowing.

  All other long term debt is secured by a specific charge over the property, plant and equipment of the Company and contains certain financial covenants and restrictions on indebtedness.

  Foreign currency borrowing represents a fixed rate U.S. dollar borrowing. In order to hedge the foreign exchange risk on the borrowing, Wipro entered into a structured swap agreement with a bank in September 1999. Under this agreement, the bank would assume all responsibilities to repay the borrowing and interest thereon in foreign currency as per the scheduled maturity of the borrowing. In exchange, the Company would pay the bank a fixed amount in Indian rupees per an agreed schedule. In order to secure the Indian rupee payment streams to the bank, Wipro made an investment in certain discount bonds, the proceeds of which have been assigned as security to the bank. The swap agreement has been accounted as a hedge with the hedge cost amortized to income over the life of the contract. The discount bonds are classified as "held to maturity" investment securities.

  An interest rate profile of long term debt is given below:

                                             As of      As of December 31,
                                           March 31, -------------------------
                                             2000        1999         2000
                                           --------- ------------- -----------
                                                      (unaudited)  (unaudited)
   Debentures and bonds...................    -- %           18.5%      -- %
   Foreign currency borrowings............    6.7%            6.7%      6.7%
   Rupee term loans from banks and
    financial institutions................   13.9%   13.5 to 15.0%    14.75%
   Foreign currency term loans from
    financial institutions................    -- %            7.5%      -- %

  A maturity profile of long term debt outstanding as of December 31, 2000 is set out below:


Maturing in:
  2001................................................................ 1,362,033
  2002................................................................    90,793
  2003................................................................    28,305
  2004................................................................       105
  Thereafter..........................................................       368
                                                                       ---------
    Total............................................................. 1,481,604
                                                                       =========

18. Equity Shares and Dividends

  The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held by him or her.

                                 WIPRO LIMITED

  Indian statutes mandate that dividends shall be declared out of distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India. Such dividend payments are subject to withholding taxes applicable at the time of payment.

  In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

  The Company has paid cash dividends of Rs.75,727, Rs.75,622 and Rs.75,622 during the years ended March 31, 1999, and 2000 and the nine months ended December 31, 2000, respectively. The dividends per share were Rs.0.30 during the years ended March 31, 1999 and 2000, and the nine months ended December 31, 2000.

  In November 1997, the Company effected a two-for-one share split in the form of a share dividend. In September 1999, the Company effected a five-for-one share split of the Company's equity shares. All references in the consolidated financial statements to number of shares and per share amounts of the Company's equity shares have been retroactively restated to reflect the increased number of equity shares outstanding resulting due to the share splits.

  In October 2000, the Company made a public offering of its American Depositary shares, or ADSs, to international investors. The offering consisted of 3,162,500 ADSs representing 3,162,500 equity shares, at an offering price of US $41.375 per ADS.

19. Retained Earnings

  The Company's retained earnings as of March 31, 2000, and December 31, 1999 and 2000 include restricted retained earnings of Rs.23,585, Rs.30,773 and Rs.274,335 respectively which are not distributable as dividends under Indian company and tax laws. These relate to requirements regarding earmarking a part of the retained earnings for redemption of debentures and to avail specific tax allowances.

  Retained earnings as of March 31, 2000, and December 31, 1999 and 2000 also include Rs.532,885, Rs.508,447 and Rs.541,066 respectively of undistributed earnings in equity of affiliates.

20. Redeemable Preferred stock

  Preferred stock issued by companies incorporated in India carries a preferential right to be paid and on liquidation, and a preferential right to be repaid over the equity shares. The Company has two series of redeemable preferred stock as detailed below that are reflected as a liability in the balance sheets.

  Redeemable preferred stock of Wipro. The Company issued 25,000,000 preferred shares aggregating Rs.250,000 to a financial institution bearing dividend at 10.25% per annum. The preferred stock was redeemed in December 2000.

                                 WIPRO LIMITED

21. Other income/(expense), net

  Other expense consists of the following:

                              Three months ended        Nine months ended     Year ended
                                 December 31,             December 31,         March 31,
                            ------------------------ ------------------------ -----------
                               1999         2000        1999         2000        2000
                            -----------  ----------- -----------  ----------- -----------
                            (unaudited)  (unaudited) (unaudited)  (unaudited)
   Interest
    income/(expense), net
    of capitalized
    interest............... Rs.(17,927)  Rs. 73,449  Rs.(172,017) Rs. 13,929  Rs.(283,627)
   Foreign exchange
    gain/(loss)............     (8,253)      91,474       35,355     110,688       51,603
   Others..................     10,640       43,090       60,429     112,294       76,880
                            ----------   ----------  -----------  ----------  -----------
     Total................. Rs.(15,540)  Rs.208,013  Rs. (76,233) Rs.236,911  Rs.(155,144)
                            ==========   ==========  ===========  ==========  ===========

  Rs.53,980, Rs.53,980 and Rs.10,000 of interest has been capitalized during the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 respectively.

22. Income Taxes

  Income taxes consist of the following:

                              Three months ended        Nine months ended     Year ended
                                 December 31,             December 31,        March 31,
                            -----------------------  -----------------------  ----------
                               1999        2000         1999        2000         2000
                            ----------- -----------  ----------- -----------  ----------
                            (unaudited) (unaudited)  (unaudited) (unaudited)
   Current Taxes
     Domestic.............. Rs.112,135  Rs.224,089   Rs.127,135  Rs.403,889   Rs.167,825
     Foreign...............     66,856     109,205      120,396     257,304      174,920
                            ----------  ----------   ----------  ----------   ----------
                               178,991     333,294      247,531     661,193      342,745
                            ==========  ==========   ==========  ==========   ==========
   Deferred Taxes
     Domestic..............      7,135     (34,574)      87,595     (34,574)     182,553
                                 7,135     (34,574)      87,595     (34,574)     182,553
                            ----------  ----------   ----------  ----------   ----------
     Total income tax
      expense.............. Rs.186,126  Rs.298,720   Rs.335,126  Rs.626,619   Rs.525,298
                            ==========  ==========   ==========  ==========   ==========

                                 WIPRO LIMITED

  The reported income tax expense differed from amounts computed by applying the enacted tax rates to income from continuing operations before income taxes as a result of the following:

                                Three months ended        Nine months ended        Year ended
                                   December 31,              December 31,          March 31,
                             ------------------------- -------------------------  ------------
                                 1999         2000         1999         2000          2000
                             ------------  ----------- ------------  -----------  ------------
                             (unaudited)   (unaudited) (unaudited)   (unaudited)
   Income from continuing
    operations before
    taxes..................  Rs.1,415,599   2,133,449  Rs.2,591,883   4,978,678   Rs.3,858,294
   Enacted tax rate in
    India..................          38.5%       38.5%         38.5%       38.5%          38.5%
                             ------------   ---------  ------------  ----------   ------------
   Computed expected tax
    expense................       545,006     821,378       997,875   1,916,791      1,485,443
   Effect of:
     Income exempt from tax
      in India.............      (337,459)   (655,906)     (739,267) (1,600,060)    (1,104,111)
     Change in enacted tax
      rate.................           --          --        (22,385)        --         (22,385)
     Others................       (88,277)     24,043       (21,493)     52,584         (8,569)
                             ------------   ---------  ------------  ----------   ------------
   Domestic income taxes...       119,271     189,515       214,730     369,315        350,378
   Effect of tax on foreign
    income.................        66,856     109,205       120,396     257,304        174,920
                             ------------   ---------  ------------  ----------   ------------
     Total income tax
      expense..............  Rs.  186,126     298,720  Rs.  335,126     626,619   Rs.  525,298
                             ============   =========  ============  ==========   ============

  A substantial portion of the profits of the Company's India operations are exempt from Indian income taxes being profits attributable to export operations and profits from undertakings situated in Software Technology and Hardware Technology Parks. Under the tax holiday, the taxpayer can utilize an exemption from income taxes for a period of any ten consecutive years. The Company has opted for this exemption from the year ended March 31, 1997 for undertakings situated in Software Technology and Hardware Technology Parks. The aggregate rupee and per share effects of the tax holiday are Rs.1,104,111 and Rs.4.85 per share for the year ended March 31, 2000, Rs.739,267 and Rs.3.24 per share for the nine months ended December 31, 1999 and Rs.1,600,060 and Rs.7 per share for the nine months ended December 31, 2000 respectively.

                                                          As of December 31,
                                        As of March 31, -----------------------
                                             2000          1999        2000
                                        --------------- ----------- -----------
                                                        (unaudited) (unaudited)
   Deferred tax assets................
     Allowance for doubtful accounts..    Rs. 37,366    Rs.162,008  Rs. 70,562
     Carry-forward capital losses.....        24,446           --       24,446
     Transfer of stock of affiliate...       194,261       194,261     194,261
     Others...........................        11,678        62,148       5,137
                                          ----------    ----------  ----------
       Total..........................    Rs.267,751    Rs.418,417  Rs.294,406
                                          ==========    ==========  ==========
   Deferred tax liabilities...........
     Property, plant and equipment....    Rs. 16,610    Rs. 71,218  Rs.  8,319
     Unrealized gain on available for
      sale securities.................           500           397         213
     Borrowing costs..................           864         1,963         748
                                          ----------    ----------  ----------
       Total..........................    Rs. 17,974    Rs. 73,578  Rs.  9,280
                                          ==========    ==========  ==========

  Management is of the opinion that the realizability of the deferred tax assets recognized as of March 31, 2000, and December 31, 1999 and 2000 is more likely than not. Management has considered estimated future taxable income and the impact of tax exemption currently available to the Company, while analyzing the realizability of the deferred tax asset.

                                 WIPRO LIMITED

23. Employee Stock Incentive Plans

  In fiscal 1985, the Company established a controlled trust called the Wipro Equity Reward Trust ("WERT"). Under this plan, the WERT would purchase shares of Wipro out of funds borrowed from Wipro. The Company's Compensation Committee would recommend to the WERT, officers and key employees, to whom the WERT will grant shares from its holding. The shares have been granted at a nominal price. Such shares would be held by the employees subject to vesting conditions. The shares held by the WERT are reported as a reduction from stockholders' equity. 530,635, 358,750 and 679,450 shares held by employees as of March 31, 2000, and December 31, 1999 and 2000 respectively, subject to vesting conditions are included in outstanding equity shares.

  In February 2000, the WERT sold 54,745 shares to third parties for a consideration of Rs.524,475. The gain on the sale aggregating Rs.524,472, net of the realized tax impact of Rs.57,704 has been credited to additional paid-in capital.

  The movement in the shares held by the WERT is given below:

                                                         Nine months ended
                                             As of         December 31,
                                           March 31,  -----------------------
                                             2000        1999        2000
                                           ---------  ----------- -----------
                                                      (unaudited) (unaudited)
   Shares held at the beginning of the
    period................................ 1,409,485   1,409,485   1,216,460
   Shares granted to employees............  (254,100)   (248,600)     (2,660)
   Sale of Shares by the WERT.............   (54,745)                    --
   Grants forfeited by employees..........   115,820     102,625      58,985
                                           ---------   ---------   ---------
     Shares held at the end of the
      period.............................. 1,216,460   1,263,510   1,272,785
                                           =========   =========   =========

  The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for its employee stock-based compensation plan. During the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000, the Company has recorded deferred compensation of Rs.150,908, Rs.211,611 and Rs.5,676 respectively for the difference between the grant price and the fair value as determined by quoted market prices of the equity shares at the grant date. The deferred compensation is amortized on a straight-line basis over the vesting period of the shares which ranges from 6 to 60 months. The weighted-average-grant-date fair values of the shares granted during the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 are Rs.1,028, Rs.1,002 and Rs.2,142 respectively. The amortization of deferred stock compensation for the year ended March 31, 2000, and the nine months ended December 31, 1999 and 2000 was Rs.96,898, Rs.63,788 and Rs.64,581 respectively. The stock-based compensation has been allocated to cost of revenues and selling, general and administrative expenses as follows:

                                               Year       Nine months ended
                                               ended        December 31,
                                             March 31, -----------------------
                                               2000       1999        2000
                                             --------- ----------- -----------
                                                       (unaudited) (unaudited)
   Cost of revenues......................... Rs.36,299  Rs.25,239   Rs.23,075
   Selling, general and administrative
    expenses................................    60,599     38,549      41,506
                                             ---------  ---------   ---------
     Total.................................. Rs.96,898  Rs.63,788   Rs.64,581
                                             =========  =========   =========

  In July 1999, the Company established Wipro Employee Stock Option Plan 1999 (the "1999 Plan"). Under the 1999 Plan, the Company is authorized to issue up to 5 million equity shares of common stock to eligible employees. Employees covered by the 1999 Plan are granted an option to purchase shares of the Company subject to the requirements of vesting. The Company has elected to use the intrinsic value-based method of APB

                                 WIPRO LIMITED

Opinion No. 25 to account for the 1999 Plan. During the year ended March 31, 2000 and nine months ended December 31, 2000 the Company has not recorded any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

  Stock option activity under the 1999 Plan is as follows:

                                             Year ended March 31, 2000
                         ------------------------------------------------------------------
                                                              Weighted        Weighted-
                                        Range of exercise average exercise     average
                         Shares arising prices and grant  price and grant     remaining
                         out of options date fair values  date fair values contractual life
                         -------------- ----------------- ---------------- ----------------
Outstanding at the
 beginning of the
 period.................         --                   --           --               --
Granted during the
 period.................   2,558,150    Rs.1,024 to 2,522     Rs.1,091        36 months
Forfeited during the
 period.................    (146,000)               1,086        1,086        39 months
Outstanding at the end
 of the period..........   2,412,150       1,024 to 2,522        1,091        36 months
                           ---------    -----------------     --------        ---------
Exercisable at end of
 the period.............         --                   --           --         -- months
                           =========    =================     ========        =========
                                  Nine months ended December 31, 1999 (unaudited)
                         ------------------------------------------------------------------
                                                              Weighted        Weighted-
                                        Range of exercise average exercise     average
                         Shares arising prices and grant  price and grant     remaining
                         out of options date fair values  date fair values contractual life
                         -------------- ----------------- ---------------- ----------------
Outstanding at the
 beginning of the
 period.................         --                   --           --               --
Granted during the
 period.................   2,546,150    Rs.1,024 to 1,086     Rs.1,085        39 months
Outstanding at the end
 of the period..........   2,546,150    Rs.1,024 to 1,086     Rs.1,085        39 months
                           ---------    -----------------     --------        ---------
Exercisable at end of
 the period.............         --                   --           --         -- months
                           =========    =================     ========        =========
                                  Nine months ended December 31, 2000 (unaudited)
                         ------------------------------------------------------------------
                                                                              Weighted-
                                                              Weighted         average
                                        Range of exercise average exercise    remaining
                         Shares arising prices and grant  price and grant  contractual life
                         out of options date fair values  date fair values     (months)
                         -------------- ----------------- ---------------- ----------------
Outstanding at the
 beginning of the
 period.................   2,412,150    Rs.1,024 to 2,522     Rs.1,091        36 months
Granted during the
 period.................   2,672,000       1,853 to 2,419        1,860        35 months
Forfeited during the
 period.................    (282,550)               1,086        1,086        32 months
Exercised during the
 period ................     (72,964)               1,086        1,086        -- months
Outstanding at the end
 of the period..........   4,728,636       1,024 to 2,522        1,543        31 months
                           ---------    -----------------     --------        ---------
Exercisable at end of
 the period.............     139,996    Rs.1,024 to 1,086     Rs.1,085        -- months
                           =========    =================     ========        =========

  In July 2000, the Company established the Wipro Employee Stock Option Plan 2000 (the "2000 Plan"). Under the 2000 Plan, the Company is authorized to issue options to purchase up to 25 million equity shares to eligible employees. Employees covered by the 2000 Plan are granted an option to purchase equity shares of the Company subject to the vesting requirements. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 Plan. During the nine months ended December 31, 2000 the Company did not record any deferred compensation as the exercise price was equal to the fair market value of the underlying equity shares on the grant date.

                                 WIPRO LIMITED

  Stock option activity under the 2000 Plan is as follows:

                                  Nine months ended December 31, 2000 (unaudited)
                         ------------------------------------------------------------------
                                                                              Weighted-
                                                              Weighted         average
                                        Range of exercise average exercise    remaining
                         Shares arising prices and grant  price and grant  contractual life
                         out of options date fair values  date fair values     (months)
                         -------------- ----------------- ---------------- ----------------
Outstanding at the
 beginning of the
 period.................
Granted during the
 period.................   3,443,575    Rs.2,382 to 2,651      2,396          40 months
Forfeited during the
 period.................    (133,850)               2,382      2,382          41 months
Outstanding at the end
 of the period..........   3,309,725    Rs.2,382 to 2,651      2,396          40 months
                           ---------    -----------------      -----          ---------
Exercisable at end of
 the period.............         --                   --         --           -- months
                           =========    =================      =====          =========

  In April 2000, the Company established the 2000 Stock Option Plan (the "2000 ADS Plan"). Under the 2000 ADS Plan, the Company is authorized to issue options to purchase up to 1.5 million American Depositary Shares ("ADSs") to eligible employees. Employees covered by the 2000 ADS Plan are granted an option to purchase ADSs corresponding to equity shares of the Company subject to the vesting requirements. The Company has elected to use the intrinsic value-based method of APB Opinion No. 25 to account for the 2000 ADS Plan. During the nine months ended December 31, 2000 the Company did not record any deferred compensation for such option grants since the exercise price was equal to the fair market value of the underlying ADS on the grant date.

  Stock option activity under the 2000 ADS Plan is as follows:

                                Nine months ended December 31, 2000 (unaudited)
                         --------------------------------------------------------------
                                                           Weighted       Weighted-
                                           Range of        average         average
                                        exercise prices exercise price    remaining
                         Shares arising and grant date  and grant date contractual life
                         out of options   fair values    fair values       (months)
                         -------------- --------------- -------------- ----------------
Outstanding at the
 beginning of the
 period.................
Granted during the
 period.................    268,250         $41.375        $41.375        40 months
Forfeited during the
 period.................     (4,000)        $41.375        $41.375        41 months
Outstanding at the end
 of the period..........    264,250         $41.375        $41.375        40 months
                            -------         -------        -------        ---------
Exercisable at end of
 the period.............        --              --             --         -- months
                            =======         =======        =======        =========

  The Company has adopted the pro forma disclosure provisions of SFAS No. 123. Had compensation cost been determined in a manner consistent with the fair value approach described in SFAS No. 123, the Company's net income and basic earnings per share as reported would have been reduced to the pro forma amounts indicated below:

                                                           Nine months ended
                                           Year ended        December 31,
                                           March 31,   -------------------------
                                              2000         1999         2000
                                          ------------ ------------ ------------
                                                       (unaudited)  (unaudited)
   Net income............................
     As reported......................... Rs.3,551,703 Rs.2,475,464 Rs.4,352,057
     Adjusted pro forma..................    3,317,287    2,358,913    3,287,994
   Earnings per share: Basic.............
     As reported.........................        15.59        10.87        19.02
     Adjusted pro forma..................        14.56        10.35        14.37
   Earnings per share: Diluted...........
     As reported.........................        15.54        10.86        18.87
     Adjusted pro forma..................        14.51        10.35        14.31

                                 WIPRO LIMITED

  The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions.

   Dividend yield.....................................................     0.03%
   Expected life...................................................... 42 months
   Risk free interest rates...........................................    11.88%
   Volatility.........................................................      0.80

24. Earnings per share

  A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

                                                          Nine months ended
                                              As of         December 31,
                                            March 31,  -----------------------
                                              2000        1999        2000
                                           ----------- ----------- -----------
                                                       (unaudited) (unaudited)
   Basic earnings per equity share--
    weighted average number of equity
    shares outstanding.................... 227,843,378 227,819,853 228,761,780
   Effect of dilutive equivalent shares--
    stock options outstanding.............     804,756     212,912   1,932,455
                                           ----------- ----------- -----------
   Diluted earnings per equity share--
    weighted average number of equity
    shares and equivalent shares outstand-
    ing................................... 228,648,134 228,032,765 230,694,235
                                           =========== =========== ===========

  Shares held by the controlled WERT have been reduced from the equity shares outstanding and shares held by employees subject to vesting conditions have been included in outstanding equity shares for computing basic and diluted earnings per share.

25. Employee Benefit Plans

  The Company distributed Rs.161,722, Rs.82,627 and Rs.196,454 to various defined contribution plans during the year ended March 31, 1999 and 2000 and the nine months ended December 31, 1999 and 2000 respectively.

26. Related Party Transactions

  During the year ended March 31, 2000, the Company sold goods and provided services in the nature of administrative and management support for a consideration of Rs.54,535 to Wipro GE. The Company paid rental charges of Rs.1,198, Rs.900 and Rs.900 during the year ended March 31, 2000, nine months ended December 31, 1999 and 2000 respectively to Wipro GE for use of office premises.

  During the year ended March 31, 2000, the Company provided consultancy services to Wipro Net for a consideration of Rs.12,186. During the nine months ended December 31, 2000 the Company provided computer and network maintenance support to Wipro Net for Rs.2,243. During the nine months ended December 31, 2000 the Company provided computer and network maintenance support to WeP for Rs.1,150.

  In April 1999, the Company entered into a cancellable agreement with the principal shareholder for lease of residential premises. Rs.1,200, Rs.900 and Rs.900 has been paid to the principal shareholder as lease rentals for the year ended March 31, 2000, nine months ended December 31, 1999 and 2000 respectively.

                                 WIPRO LIMITED

  The Company has the following receivables from related parties, which are reported as "other assets" in the balance sheet.

                                                          As of December 31,
                                        As of March 31, -----------------------
                                             2000          1999        2000
                                        --------------- ----------- -----------
                                                        (unaudited) (unaudited)
Wipro GE..............................     Rs.   --      Rs.   800   Rs.   --
Wipro Net.............................        12,186         1,276      10,950
Wipro ePeripherals....................                                  21,730
Security deposit given to Hasham
 Premji, a firm under common control..        25,000        25,000      25,000
                                           ---------     ---------   ---------
                                           Rs.37,186     Rs.27,076   Rs.57,680
                                           =========     =========   =========

27. Commitments and Contingencies

  Capital commitments. As of March 31, 2000, and December 31, 1999 and 2000, the Company had committed to spend approximately Rs.160,084, Rs.287,227 and Rs.404,211 respectively under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

  Guarantees. As of March 31, 2000, and December 31, 1999 and 2000 performance guarantees provided by banks on behalf of the Company to certain Indian Government and other agencies amount to approximately Rs.880,557, Rs.694,854 and Rs.448,125 respectively as part of the bank line of credit.

  Other commitments. The Company's Indian operations have been established as a Software Technology Park Unit under a plan formulated by the Government of India. As per the plan, the Company's India operations have export obligations to the extent of 1.5 times the employee costs for the year on an annual basis and 1.5 times (increased to 5 times during fiscal 2000) the amount of foreign exchange released for capital goods imported, over a five year period. The consequence of not meeting this commitment in the future, would be a retroactive levy of import duty on certain computer hardware previously imported duty free. As of the nine months ended December 31, 2000, the Company has met all commitments under the plan.

  Contingencies. The Company is involved in lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. There are no such matters pending that Wipro expects to be material in relation to its business.

28. Segment Information

  The Company has adopted SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information, which establishes standards for reporting information about operating segments and related disclosures about products, geographic information and major customers.

  The Company is organized by segments, including Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and other segments. Each of the segments has a Vice Chairman/Chief Executive Officer who reports to the Chairman of the Company. The Chairman of the Company has been identified as the Chief Operating Decision Maker as defined by SFAS No. 131. The Chairman of the Company evaluates the segments based on their revenue growth, operating income and return on capital employed. The accounting policies for the segment are the same as described in the summary of significant accounting policies and practices except that exchange rate fluctuations and interest income by lending to the other segments within the Company is considered as a component of total revenue and operating income for segment data.

                                 WIPRO LIMITED

  With effect from the quarter ended June 30, 2000 the Chief Operating Decision Maker evaluates revenue growth and operating income of the segments excluding interest income earned by the segment by lending to other segments within the Company as a component of revenue and operating income of the segment.

  Consequently from the quarter ended June 30, 2000, interest income earned by lending to other segments within the Company is not considered as a component of revenue and operating income for segment data. The Company has three reportable segments:

  The Global IT Services (Wipro Technologies) segment provides research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises.

  The Indian IT Services and Products (Wipro Infotech) segment focuses primarily on meeting all the IT and electronic commerce requirements of Indian companies.

  The Consumer Care and Lighting segment manufactures, distributes and sells soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market.

  The "Others" segment consists of various business segments that did not meet the requirements individually for a reportable segment as defined in SFAS No. 131.

  Information on reportable segments is as follows:

                                                      Year ended March 31, 2000
                          --------------------------------------------------------------------------------------
                                           Indian IT      Consumer
                            Global IT    Services and     Care and    Others (net of Reconciling
                            Services       Products       Lighting    eliminations)     Items      Entity Total
                          -------------  -------------  ------------  -------------- -----------  --------------
Revenues................  Rs.10,206,078  Rs. 8,181,627  Rs.3,222,316   Rs.1,380,583  Rs.     --   Rs. 22,990,604
Exchange rate
 fluctuations...........         88,946        (13,923)       (2,090)           --       (72,933)            --
Interest income on
 funding other segments,
 net....................        163,500            --         43,000            --      (206,500)            --
                          -------------  -------------  ------------   ------------  -----------  --------------
Total revenues..........     10,458,524      8,167,704     3,263,226      1,380,583     (279,433)     22,990,604
Cost of revenues........     (6,173,724)    (6,183,092)   (2,251,238)    (1,070,031)         --      (15,678,085)
Selling, general and
 administrative
 expenses...............     (1,391,265)    (1,549,302)     (533,023)      (346,564)         --       (3,820,154)
                          -------------  -------------  ------------   ------------  -----------  --------------
Operating income of
 segment................  Rs. 2,893,535  Rs.   435,310  Rs.  478,965   Rs.  (36,012) Rs.(279,433) Rs.  3,492,365
                          =============  =============  ============   ============  ===========  ==============
Total assets of
 segment................  Rs. 5,116,501  Rs. 3,788,784  Rs.1,282,676   Rs.2,490,392  Rs.     --   Rs. 12,678,353
Capital employed........      2,711,042      1,474,491       678,549      3,569,708          --        8,433,790
Return on capital
 employed...............            107%            30%           71%           --           --               41%
Accounts receivable.....      2,163,931      1,743,789       133,889        389,751          --        4,431,360

                                 WIPRO LIMITED

                                           Nine months ended December 31, 1999 (unaudited)
                          --------------------------------------------------------------------------------------
                                           Indian IT      Consumer
                            Global IT    Services and     Care and    Others (net of  Reconciling
                            Services       Products       Lighting    eliminations)      Items     Entity Total
                          -------------  -------------  ------------  --------------  -----------  -------------
Revenues................  Rs. 7,245,077  Rs. 5,603,601  Rs.2,360,994    Rs. 787,457   Rs.     --   Rs.15,997,129
Exchange rate
 Fluctuations...........         61,459        (16,963)       (1,760)           --        (42,736)           --
Interest income on
 funding other segments,
 net....................        122,150            --         29,629            --       (151,779)           --
                          -------------  -------------  ------------  -------------   -----------  -------------
Total revenues..........      7,428,686      5,586,638     2,388,863        787,457      (194,515)    15,997,129
Cost of revenues........     (4,482,461)    (4,231,889)   (1,687,587)      (578,543)          --      10,980,480
Selling, general and
 administrative
 expenses...............     (1,049,882)    (1,089,227)     (385,619)      (320,978)          --       2,845,706
                          -------------  -------------  ------------  -------------   -----------  -------------
Operating income of
 segment................  Rs. 1,896,343  Rs.   265,522  Rs.  315,657  Rs.  (112,064)  Rs.(194,515) Rs. 2,170,943
                          =============  =============  ============  =============   ===========  =============
Total assets of
 segment................  Rs. 6,259,820  Rs. 3,376,286  Rs.1,359,741   Rs.1,316,924   Rs.     --   Rs.12,312,771
Capital employed........      5,196,202      1,333,146     1,009,123        440,730           --       7,979,201
Return on capital
 employed...............             49%            27%           42%           --            --              36%
Accounts receivable.....      2,057,266      1,555,118       144,310        317,549           --       4,074,243


                                          Three Months Ended December 31, 2000 (unaudited)
                          --------------------------------------------------------------------------------------
                                           Indian IT      Consumer
                            Global IT    Services and     Care and    Others (net of  Reconciling
                            Services       Products       Lighting    eliminations)      Items     Entity Total
                          -------------  -------------  ------------  --------------  -----------  -------------
Revenues................  Rs. 4,776,839  Rs. 1,584,623  Rs.  852,369  Rs.   279,405   Rs.     --   Rs. 7,493,236
Exchange rate
 Fluctuations...........         77,340            --            --             --        (77,340)           --
                          -------------  -------------  ------------  -------------   -----------  -------------
Total revenues..........      4,854,179      1,584,623       852,369        279,405       (77,340)     7,493,236
Cost of revenues........     (2,465,702)    (1,008,807)     (579,938)      (156,628)          --      (4,211,075)
Selling, general and
 administrative
 expenses...............       (751,592)      (403,356)     (163,089)       (56,990)          --      (1,375,027)
                          -------------  -------------  ------------  -------------   -----------  -------------
Operating income of
 segment................  Rs. 1,636,885        172,460       109,342         65,787       (77,340)     1,907,134
                          =============  =============  ============  =============   ===========  =============
Total assets of
 segment................  Rs. 8,014,852  Rs. 2,664,822  Rs.1,275,627  Rs.11,273,983   Rs.     --   Rs.23,229,284
Capital employed........      6,460,639        613,511       810,867     10,567,522           --      18,452,539
Return on capital
 employed...............            101%           112%           54%                                         41%
Accounts receivable.....      3,376,942      1,365,285       168,749        471,897           --       5,382,873

                                          Nine Months Ended December 31, 2000 (unaudited)
                         ---------------------------------------------------------------------------------------
                                          Indian IT
                           Global IT    Services and   Consumer Care  Others (net of  Reconciling
                           Services       Products     and Lighting   eliminations)      Items     Entity Total
                         -------------  -------------  -------------  --------------  -----------  -------------
Revenues................ Rs.12,531,400  Rs. 5,733,561  Rs. 2,424,053  Rs.   814,328   Rs.     --   Rs.21,503,342
Exchange rate
 Fluctuations...........       136,330                                          --       (136,330)           --
                         -------------  -------------  -------------  -------------   -----------  -------------
Total revenues..........    12,667,730      5,733,561      2,424,053        814,328      (136,330)    21,503,342
Cost of revenues........    (6,604,883)    (4,032,284)    (1,679,468)      (557,030)          --     (12,873,664)
Selling, general and
 administrative
 expenses...............    (1,907,930)    (1,285,738)      (479,016)      (242,453)          --      (3,915,137)
                         -------------  -------------  -------------  -------------   -----------  -------------
Operating income of
 segment................ Rs. 4,154,917  Rs.   415,539  Rs.   265,569  Rs.    14,845   Rs.(136,330) Rs. 4,714,541
                         =============  =============  =============  =============   ===========  =============
Total assets of
 segment................ Rs. 8,014,852  Rs. 2,664,822  Rs. 1,275,627  Rs.11,273,983   Rs.     --   Rs.23,229,284
Capital employed........     6,460,639        613,511        810,867     10,567,522           --      18,452,539
Return on capital
 employed...............            86%            90%            44%           --            --              34%
Accounts receivable.....     3,376,942      1,365,285        168,749        471,897           --       5,382,873

                                 WIPRO LIMITED

  The Company has three geographic segments: India, United States, and Rest of the world. Revenues from the geographic segments based on domicile of customer is as follows:

                                                     Nine months ended December
                                        Year ended               31,
                                         March 31,   ---------------------------
                                           2000          1999          2000
                                       ------------- ------------- -------------
                                                      (unaudited)   (unaudited)
India................................. Rs.12,407,632 Rs. 8,596,247 Rs. 8,845,859
United States.........................     6,522,166     4,531,040     8,083,793
Rest of the world.....................     4,060,806     2,869,842     4,573,690
                                       ------------- ------------- -------------
  Total............................... Rs.22,990,604 Rs.15,997,129 Rs.21,503,342
                                       ============= ============= =============

28. Fair Value of Financial Instruments

  The fair value of the Company's current assets and current liabilities approximate their carrying values because of their short-term maturity. Such financial instruments are classified as current and are expected to be liquidated within the next twelve months. The fair value of held to maturity investment securities and long term debt approximates their carrying value as the interest rates reflect prevailing market rates.

Item 2. Management Discussion and Analysis of Financial Conditions and Results of Operations

 Overview

  We are a leading India based provider of IT services globally. We provide high-end IT solutions to leading companies worldwide and have other profitable businesses in niche markets in India. Our objective is to be a world leader in providing comprehensive IT services by continuing to provide world-class quality services and building on the Wipro brand name. We have three primary business segments we operate through independent divisions.

  . Global IT Services. We provide research and development services for hardware and software design to technology and telecommunication companies and software application development services to corporate enterprises. These services are marketed and delivered through our Wipro Technologies division.

  . Indian IT Services and Products. We are a leader in the Indian IT market and focus primarily on meeting all the IT and e-commerce requirements of Indian companies through our Wipro Infotech division.

  . Consumer Care and Lighting. We leverage our brand name and distribution strengths to sustain a profitable presence in niche markets in the areas of soaps, toiletries, lighting products and hydrogenated cooking oils for the Indian market. We have been in the consumer care business since our inception in 1945 and the lighting business since 1992.

  Up to March 31, 2000, we evaluated our revenue and operating income for each business segment by including the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. As of April 1, 2000 we started excluding net interest income received on inter-business segment loans in evaluating revenue and operating income from each business segment. This change has been made to comply with the draft guidelines on segment reporting which all listed companies in India are likely to be required to adopt starting from the year ended March 31, 2001. A breakdown of our revenue and operating income is provided below:

                                           Three Months        Nine Months
                                               Ended              Ended
                                           December 31,       December 31,
                                           ----------------   ----------------
                                            1999      2000     1999      2000
                                           ------    ------   ------    ------
Revenue:
  Global IT Services......................     44%       64%      45%       58%
  Indian IT Services and Products.........     36%       21%      35%       27%
  Consumer Care and Lighting..............     14%       11%      15%       11%
  Other...................................      6%        4%       5%        4%
                                           ------    ------   ------    ------
                                              100%      100%     100%      100%
Operating Income:
  Global IT Services......................     80%       82%      80%       86%
  Indian IT Services and Products.........     12%        9%      11%        9%
  Consumer Care and Lighting..............     11%        6%      13%        5%
  Others..................................     (3)%       3%      (5)%      --
                                           ------    ------   ------    ------
                                              100%      100%     100%      100%

  The Others category in the table above includes our other lines of business such as Wipro Fluid Power, and unallocated corporate overhead including human resources, corporate marketing, information management systems, quality assurance and finance.

                                               Global IT Services
                                      ---------------------------------------
                                        Three Months
                                       Ended December     Nine Months Ended
                                             31,             December 31,
                                      ------------------  -------------------
                                        1999      2000      1999      2000
                                      --------  --------  --------  ---------
                                                 (in millions)
Revenue.............................. Rs.2,698  Rs.4,854  Rs.7,429  Rs.12,668
Cost of Revenue......................    1,316     2,466     4,483      6,605
Selling, general and administrative
 expenses............................      582       751     1,050      1,908
Operating Income.....................      800     1,637     1,896      4,155
Revenue growth rate over prior
 period..............................      --         80%      --          71%
Operating margin.....................       30%       34%       26%        33%

  Global IT Services revenue is derived from technology and software services provided on either a time and materials or fixed-price, fixed-time frame basis. Our business segment revenue also includes the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. Revenue from services provided on a time and materials basis is recognized in the period that services are provided and costs incurred. Revenue from fixed-price, fixed-time frame projects is recognized on a percentage of completion basis. Provisions for estimated losses on projects in progress are recorded in the period in which we determine such losses to be probable. To date, a substantial majority of our services revenue has been derived from time and materials projects. For the three months ended December 31, 2000, time and materials projects generated 83% of Global IT Services revenue, while fixed-price, fixed-time frame projects generated 17%. The proportion of revenue from fixed price, fixed-time frame projects may increase. Our operating results could be adversely affected by factors such as cost overruns due to delays, unanticipated costs, and wage inflation.

  The cost of Global IT Services revenue consists primarily of compensation expenses for all of our IT professionals, data communication expenses, computer maintenance, travel expenses and occupancy expenses associated with services rendered. We recognize these costs as incurred. Selling, general and administrative expenses consist primarily of sales and marketing expenses and allocated corporate overhead expenses associated with management, human resources, corporate marketing, information management systems, quality assurance and finance.

  Our Global IT Services revenues and profits for any period are significantly affected by the proportion of work performed at our facilities in India and at client sites overseas and by the utilization rates of our IT professionals. Services performed in India generally yield better profit margins because the higher costs of performing overseas work more than offset the higher rates we charge. For this reason, we seek to move a project as early as possible from overseas locations to our Indian development centeRs.For the three months ended December 31, 2000, 79% of our Global IT Services professionals were located in India, and 48% of our Global IT Services revenues were generated from work performed at our facilities in India.

  In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-business segment loans in its revenue till the fiscal year ended March 31, 2000. As of April 1, 2000 management started excluding net interest income received on inter-business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt starting from the year ended March 31, 2001. Excluding the impact of these items, net revenue would have been Rs.2,652 million and Rs.4,777 million for the three months ended December 1999 and 2000 respectively, and Rs.7,245 million and Rs. 12,531 million for the nine months ended December 31, 1999 and 2000 respectively.

                                        Indian IT Services and Products
                                     -----------------------------------------
                                     Three Months Ended     Nine Months Ended
                                        December 31,          December 31,
                                     --------------------   ------------------
                                       1999       2000        1999      2000
                                     ---------  ---------   --------  --------
                                                 (in millions)
Revenue
  Indian IT Services...............  Rs.   377  Rs.   361   Rs.1,029  Rs.1,213
  Indian IT Products...............  Rs. 1,733  Rs. 1,223   Rs.4,557  Rs.4,520
Cost of Revenue....................
  Indian IT Services...............        165        120        443       462
  Indian IT Products...............      1,548        889      3,789     3,569
Selling, general and administrative
 expenses..........................        280        403      1,089     1,286
Operating income...................        117        172        265       416
Revenue growth rate over prior
 period............................        --         (25)%      --          3%
Operating margin...................          6%        11%         5%        7%

  Our Indian IT services revenue is derived principally from hardware and software support, maintenance and consulting services. Our business segment revenue also includes the impact of exchange rate fluctuations and net interest income received on inter-business segment loans. We recognize revenue from these services over the contract period or when the services are accepted by the client, depending on the contract terms. We recognize revenue for Indian IT products at the time of shipment or upon installation, depending on the contract terms.

  On July 27, 2000, at our Annual General Meeting, our shareholders approved the sale of our peripherals business unit, which is engaged in the manufacture of printers, and the distribution of printers, storage devices, consumables and other peripherals. Effective as of September 1, 2000, all assets and liabilities of our peripherals division were transferred to a new entity, Wipro ePeripherals Limited, at fair market value for cash, unsecured debentures, and an equity interest in Wipro ePeripherals Limited.

  The cost of revenue for Indian IT services consists primarily of compensation expense and replacement parts for our maintenance services. We recognize these costs as incurred. The cost of revenue for Indian IT products consists of manufacturing costs for products, including materials, labor and facilities. In addition, a portion of the costs reflects products manufactured by third parties and sold by us. We generally recognize these costs at the time of sale. Selling, general and administrative expenses for our Indian IT Services and Products business segment are similar in type to those for our Global IT Services business segment.

  Historically, our Indian IT products revenue has accounted for a substantial majority of revenue and a much smaller portion of operating income of our Indian IT Services and Products business segment. Our strategy in the IT market in India is to improve our profitability by focusing on IT services, including systems integration, support services, software and networking solutions, and Internet and e-commerce applications.

  In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-segment business loans in its revenue. Since April 1, 2000, we have pro-actively begun excluding net interest income received on inter-business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt beginning with the year ending March 31, 2001. Excluding the impact of these items, revenue would have been Rs.2,127 and Rs.1,584 million for the three months ended December 31, 1999 and 2000 respectively. Rs.5,604 and Rs.5,734 million for the nine months ended December 31, 1999 and 2000 respectively.

                                          Consumer Care and Lighting
                                     ----------------------------------------
                                     Three Months Ended    Nine Months Ended
                                        December 31,         December 31,
                                     --------------------  ------------------
                                       1999       2000       1999      2000
                                     ---------  ---------  --------  --------
                                                 (in millions)
Revenue............................. Rs.   851  Rs.   852  Rs.2,389  Rs.2,424
Cost of Revenue.....................       528        580     1,688     1,679
Selling, general and administrative
 expenses...........................       213        163       385       479
Operating income....................       110        109       316       266
Revenue growth rate over prior
 period.............................       --         --        --          1%
Operating margin....................        13%        13%       13%       11%

  We have been in the consumer care business since 1945 and the lighting business since 1992. The consumer care business has historically generated surplus cash. Our strategy is to maintain a steady growth in operating income for these businesses. Revenue in this segment may fluctuate as commodity prices change and as we emphasize profitability and cash generation over volume sales.

  We recognize revenue from product sales at the time of shipment. Cost of products consists primarily of raw materials and other manufacturing expenses such as overheads for facilities. Selling, general and administrative expenses are similar in type to those for our other business segments.

  In our segment reporting only, management included the impact of exchange rate fluctuations and net interest income on inter-segment business loans in its revenue. As of April 1, 2000, we have pro-actively begun excluding net interest income received on inter-business segment loans in segment revenues to allow us to comply with accounting guidelines in India that all listed companies in India are likely to be required to adopt beginning with the year ended March 31, 2001. Excluding the impact of these items, revenue would have been

Rs.841 million and Rs.852 million for the three months ended December 31, 1999 and 2000 respectively, and Rs.2,361 and Rs.2,424 million for the nine months ended December 31, 1999 and 2000 respectively.

Amortization of Deferred Stock Compensation

  We have amortized deferred stock compensation expense of Rs.97 million, Rs.5 million, Rs.19 million, Rs.64 million, Rs.65 million for the year ended March 31, 2000, three months and nine months ended December 31, 1999 and 2000 respectively, in connection with equity shares issued to our employees pursuant to our Wipro Equity Reward Trust. We use the intrinsic value based method of APB Opinion No. 25 and record deferred stock compensation expense for the difference between the sale price of equity shares and the fair value as determined by quoted market prices of our equity shares on the date of grant. The deferred stock compensation is amortized on an straight-line basis over the vesting period of the equity shares, which ranges from six months to five years.

  The stock compensation charge has been allocated to cost of revenues and selling, general and administrative expenses in line with the nature of the service rendered by the employee who received the benefit. The amortization is:

                                          Three Months Ended Nine Months Ended
                                             December 31,      December 31,
                                          ------------------ -----------------
                                            1999     2000      1999     2000
                                          ------------------ -------- --------
                                                     (in millions)
Cost of revenues......................... Rs.    3 Rs.     7    Rs.25    Rs.23
Selling, general and administrative
 expenses................................        2        12       39       42
                                          -------- --------- -------- --------
  Total.................................. Rs.    5 Rs.    19    Rs.64    Rs.65

Other Expense (Net)

  Our other expense includes net interest expense on short and long-term debt, and exchange rate fluctuations. Exchange rate fluctuations consist of the difference between the rate of exchange at which a transaction is recorded and the rate of exchange on the date the transaction is settled, and the gains and losses on revaluation of foreign currency assets and liabilities outstanding at the end of a period.

Equity in Earnings of Affiliate

  We hold a 49% equity interest in Wipro GE Medical Systems Limited, a joint venture with General Electric, and a 55% equity interest in Wipro Net Ltd., a joint venture with KPN Telecom. On September 1, 2000, we spun off our peripherals services division into a new legal entity Wipro ePeripherals Ltd.
(WeP). WeP has equity participation from certain strategic investors and employees of Wipro. Our share in income of WeP is accrued in proportion to our equity interest of 39%. In December 1999, we decreased our interest in Wipro Net Ltd. from 100% to 55%. Historically, the results of operations of Wipro Net Ltd. have not been material in relation to our consolidated financial statements. Consequently, the decrease in our interest in Wipro Net Ltd. did not significantly impact our revenues and operating income.

Restructuring of Wipro Net

  In December 2000, we acquired a 45% minority interest of Wipro Net for Rs.1,088 million, resulting in a goodwill of Rs.977 million. Subsequent to the acquisition, Wipro Net's financial statements have been consolidated with Wipro's. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs.136 million is reported by the equity method. Subsequent to this acquisition the retail ISP portion of Wipro Net was spun off into Net Kracker Limited, a wholly owned subsidiary of Wipro. Wipro and

ICICI Venture Fund Management Company Limited have entered into an agreement that provides for Rs.300 million of investment in Net Kracker Limited by ICICI Venture Fund Management Company Limited for a 51% equity interest. Wipro will retain the balance 49% of equity along with a convertible preference share of Rs.54 million in Net Kracker Limited. ICICI acquired the 51% equity interest in January 2001.

Minority Interest

  We held a 55% equity interest in Wipro Computers Limited, a joint venture with Acer. The share of income from this venture attributable to Acer has been recorded in our accounts as a minority interest. We purchased Acer's 45% equity interest in Wipro Computers Limited in the year ended March 31, 2000.

Gain/Loss on Sale of Stock of Affiliates

  Pursuant to a joint venture agreement in the year ended March 31, 2000, our affiliate, Wipro Net Ltd., issued equity shares to KPN Telecom which increased the carrying value of our equity interest by Rs.266 million. Further, we sold equity shares of Wipro Net Ltd. that we held to KPN Telecom for a gain of Rs.146 million.

Income Taxes

  Our net income earned from providing services in client premises outside India are subject to tax in the country where we perform the work. Most of our tax paid in countries other than India can be applied as a credit against our Indian tax liability to the extent that the same income is subject to tax in India.

  Currently, we benefit from tax holidays the Government of India gives to the export of information technology services from specially designated "Software Technology Parks" in India. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for the operation of our Indian facilities, all of which are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones;" and an income tax deduction of 100% for profits derived from exporting information technology services. We can use either of these two tax incentives. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the year ended March 31, 2000, three months and nine months ended December 31, 2000 we realized tax benefits of Rs.1,104 million, Rs.656 million and Rs.1,600 million from such tax incentives.

  The recently enacted Finance Act, 2000 phases out the 10-year tax holiday over a ten year period from fiscal 1999-2000 to fiscal 2008-2009. Accordingly, facilities set up on or before March 31, 2000 have a 10-year tax holiday, new facilities set up on or before March 31, 2001 would have a 9-year tax holiday and so forth until March 31, 2009, after which the tax holiday will no longer be available to new facilities. Our current tax holidays expire in stages by 2009.

  In addition, the recently enacted law restricts the scope of the tax exemption to export income earned by software development centers that are "Export Oriented Undertakings" or located in "Software Technology Parks" or "Export Processing Zones" as compared to the earlier exemption which was available to the business profits earned by them. For companies opting for the 100% tax deduction for profits derived from exporting information technology services, the Finance Act, 2000 phases out the income tax deduction over the next five years by decreasing the tax deduction by 20% each year, beginning on April 1, 2000.

Results of Operations

 Three months ended December 31, 1999 and 2000

  Revenue. Our total revenue increased 25%, from Rs.5,975 million for the three months ended December 31, 1999 to Rs.7,493 million for the three months ended December 31, 2000. The total increase in revenue was attributable to an increase of 140%, a decrease of 36%, an increase of 1% and a decrease of 5% in revenue from Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and Others.

  Global IT Services revenue increased 80%, from Rs.2,652 million for the three months ended December 31, 1999 to Rs.4,777 million for the three months ended December 31, 2000. The increase resulted from higher proportion of revenues from technology services, which accounted for 50% of the revenues in the three months ended December 31, 2000, up from 47% in the three months ended December 31, 1999. Billing rates increased on average by over 17% during the three months ended December 31, 2000, compared to billing rates during the three months ended December 31, 1999. Over 26 new clients were added in the three months ended December 31, 2000. Clients added in fiscal 2001 accounted for 10% of our Global IT Services revenue in the quarter.

  Indian IT Services and Products revenue decreased 25%, from Rs.2,127 million for the three months ended December 31, 1999, to Rs.1,585 million for the three months ended December 31, 2000. Our Peripherals Services Division was spun off as a separate legal entity effective September 1, 2000. Excluding the revenues from the Peripherals Services Division for the quarter ended December 31, 1999, revenues of Indian IT services and products have grown by 10%.

  Consumer Care and Lighting revenues increased 1%, from Rs.841 million in the three months ended December 31, 1999 to Rs.852 million in the three months ended December 31, 2000. A reduction in sales of hydrogenated oil products by 35% was offset by an increase in sales of soaps by 19% and lighting products by 11%.

  Revenue from Others decreased by 21%, from Rs.356 million for the three months ended December 31, 1999 to Rs.279 million for the three months ended December 31, 2000. Effective as of December 1999 our interest in Wipro Net is accounted under equity method. Revenue from others includes revenues of Wipro Net for the three months ended December 31, 1999.

  Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 63% for the three months ended December 31, 1999, to 56% for the three months ended December 31, 2000. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue from 44% of total revenues for the three months ended December 31, 1999, to 64% of total revenues for the three months ended December 31, 2000. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

  As a percentage of Global IT Services revenue, cost of Global IT Services revenue increased from 50% for the three months ended December 31, 1999 to 52% for the three months ended December 31, 2000. This increase as a percentage of revenue resulted from lower IT professional utilization rates. Utilization rates of our IT professionals decreased by 2% during the three months ended December 31, 2000, over utilization rates during the three months ended December 31, 1999.

  As a percentage of Indian IT Services and Products revenue, cost of Indian IT Services and Products decreased from 81% for the three months ended December 31, 1999 to 64% for the three months ended December 31, 2000. Our Peripherals Services Division historically had higher composition of product revenue and consequently higher cost of revenues. Our interest in the Peripherals Services Division for the three months ended December 31, 2000 is accounted for under equity method. Composition of revenues from services have increased from 18% to 23% in the three months ended December 31, 2000.

  As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue increased from 63% for the three months ended December 31, 1999 to 68% for the three months ended December 31, 2000. The increase as a percentage of revenue was primarily due to increased reliance on outsourcing a portion of manufacturing activities of our lighting products.

  As a percentage of revenue from Others, cost of revenue from Others decreased from 61% for the three months ended December 31, 1999, to 56% for the three months ended December 31, 2000. Cost of revenues for the three months ended December 31, 1999 included cost of revenues of Wipro Net. Effective as of December 1999 our interest in Wipro Net is accounted for under equity method.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased 11% from Rs.1,242 million for the three months ended December 31, 1999, to Rs.1,375 million for the three months ended December 31, 2000. The total increase in selling, general and administrative expense of Rs.133 million in the three months ended December 31, 2000, was attributable to increase of Rs.169 million, increase of Rs.124 million, decrease of Rs.50 million, and decrease of Rs.110 million in Global IT Services, Indian IT Services and Products and Consumer Care and Lighting and Others in the three months ended December 31, 2000.

  Selling, general and administrative expenses for Global IT Services increased 29%, from Rs.582 million for the three months ended December 31, 1999, to Rs.752 million for the three months ended December 31, 2000. The increase resulted primarily from an increase in sales personnel, resulting in increased staff and travel costs, higher manpower costs and increase in other sales related expenses.

  Selling, general and administrative expenses for Indian IT Services and Products have increased 44% from Rs.280 million for the three months ended December 31, 1999 to Rs.403 million for the three months ended December 31, 2000. The increase resulted from higher sales and marketing costs.

  Selling, general and administrative expenses for Consumer Care and Lighting decreased 23%, from Rs.213 million for the three months ended December 31, 1999, to Rs.163 million for the three months ended December 31, 2000. The decrease was primarily due to lower sales promotion spending.

  Selling, general and administrative expenses for Others decreased 66%, from Rs.167 million for the three months ended December 31, 1999, to Rs.57 million for the three months ended December 31, 2000. Selling, general and administrative expenses for the three months ended December 31, 1999 included selling, general and administrative expenses of Wipro Net.


  Operating income. As a result of the foregoing factors, operating income increased 99%, from Rs.960 million for the three months ended December 31, 1999, to Rs.1,907 million for the three months ended December 31, 2000.

  Other (income)/expense (net). Other income for the three months ended December 31, 2000 is Rs.208 million against other expenses (net) of Rs.16 million for the three months ended December 31, 1999. The increase in other income is primarily due to interest income received on the investments made out of our ADS offering proceeds, translation gains on investments outside India and realized gains on sale of real estate.

  Income taxes. Provision for income taxes increased from Rs.186 million for the three months ended December 31, 1999, to Rs.299 million for the three months ended December 31, 2000. Our effective tax rate remained at 14% for the three months ended December 31, 2000.

  Income from continuing operations. Income from continuing operations increased 49% from Rs.1,229 million for the three months ended December 31, 1999, to Rs.1,835 million for the three months ended December 31, 2000. Income from continuing operations for the three months ended December 31, 1999 includes a gain of

Rs.412 million on direct issuance of stock by affiliate/gain on sale of investments in affiliate. Excluding this gain, income from continuing operations increased 125% in three months ended December 31, 2000 over three months ended December 31, 1999.

Nine months ended December 31, 1999 and 2000

  Revenue. Our total revenue increased 34%, from Rs.15,997 million for the nine months ended December 31, 1999, to Rs.21,503 million for the nine months ended December 31, 2000. The total increase in revenue was attributable to increases of 96%, 2%, 1% and 1% in revenue from Global IT Services, Indian IT Services and Products, Consumer Care and Lighting and Others.

  Global IT Services revenue increased 73%, from Rs.7,245 million for the nine months ended December 31, 1999, to Rs.12,531 million for the nine months ended December 31, 2000. The increase resulted from higher composition of revenues from Technology services, which accounted for 49% of the revenues in the nine months ended December 31, 2000, up from 45% in the nine months ended December 31, 1999. Billing rates increased on average by over 15% during the nine months ended December 31, 2000, compared to billing rates during the nine months ended December 31, 1999. Over 82 new clients were added in the nine months ended December 31, 2000, accounting for 7% of our Global IT Services revenue for the nine month period.

  Indian IT Services and Products revenue increased 2%, from Rs.5,604 million for the nine months ended December 31, 1999, to Rs.5,734 million for the nine months ended December 31, 2000. Peripherals services division was spun-off as separate legal entity effective September 1, 2000. Excluding the revenues of our Peripherals Services Division for the four months ended December 31, 1999, revenues of Indian IT services and products have grown by 24%. Revenue from services increased by 18% in the nine months ended December 31, 2000 over the nine months ended December 31, 1999.

  Consumer Care and Lighting revenues increased 3%, from Rs.2,361 million in the nine months ended December 31, 1999, to Rs.2,424 million in the nine months ended December 31, 2000. A reduction in sales of hydrogenated oil products by 45% was offset by an 19% increase in sales of soaps and a 30% increase in sales of lighting products.

  Revenue from Others increased 3%, from Rs.787 million for the nine months ended December 31, 1999, to Rs.814 million for the nine months ended December 31, 2000. The increase resulted primarily from an increase in sales in our Wipro Fluid Power business from Rs.477 million for the nine months ended December 31, 1999 to Rs.518 million for the nine months ended December 31, 2000.

  Cost of revenue. As a percentage of total revenue, cost of revenue decreased from 69% for the nine months ended December 31, 1999, to 60% for the nine months ended December 31, 2000. This decrease was primarily attributable to an increase in the proportion of Global IT Services revenue from 45% of total revenues for the nine months ended December 31, 1999, to 58% of total revenues for the nine months ended December 31, 2000. Our Global IT Services business segment typically has a higher gross margin than our other lines of business.

  As a percentage of Global IT Services revenue, cost of Global IT Services revenue decreased from 62% for the nine months ended December 31, 1999, to 53% for the nine months ended December 31, 2000. This decrease as a percentage of revenue resulted from increased billing rates and increased IT professional utilization rates. Billing rates increased on average by over 15% during the nine months ended December 31, 2000, compared to billing rates during the nine months ended December 31, 1999. Utilization rates of our IT professionals increased by 2% during the nine months ended December 31, 2000, over utilization rates during the nine months ended December 31, 1999.

  As a percentage of Indian IT Services and Products revenue, cost of Indian IT Services and Products decreased from 76% for the nine months ended December 31, 1999 to 70% for the nine months ended December 31, 2000. Our Peripherals Services Division historically had higher composition of product revenue and consequently higher cost of revenues. Effective as of September 1, 2000, our interest in the Peripherals Services Division has been accounted for under the equity method. Composition of revenues from services has increased from 18% in the nine months ended December 31, 1999 to 21% in the nine months ended December 31, 2000.

  As a percentage of Consumer Care and Lighting revenue, cost of Consumer Care and Lighting revenue decreased from 71% for the nine months ended December 31, 1999, to 69% for the nine months ended December 31, 2000. Most of the decrease as a percentage of revenues resulted from an increase in the proportion of revenue from soaps and lighting products, which typically has a higher gross margin than hydrogenated oils.

  As a percentage of revenue from Others, cost of revenue from Others decreased from 73% for the nine months ended December 31, 1999, to 68% for the nine months ended December 31, 2000. Cost of revenues for the nine months ended December 31, 1999 included cost of revenues of Wipro Net. Effective December, 1999 our interest in Wipro Net is accounted for under equity method.

  Selling, general and administrative expenses. Selling, general and administrative expenses increased 38% from Rs.2,846 million for the nine months ended December 31, 1999, to Rs.3,915 million for the nine months ended December 31, 2000. The total increase in selling, general and administrative expense of Rs.1,069 million in the nine months ended December 31, 2000, was attributable to increase of Rs.858 million, Rs.197 million, Rs.93 million, and decrease of Rs.79 million in Global IT Services, Indian IT Services and Products and Consumer Care and Lighting and Others in the nine months ended December 31, 2000.

  Selling, general and administrative expenses for Global IT Services increased 82%, from Rs.1,050 million and for the nine months ended December 31, 1999, to Rs.1,908 million for the nine months ended December 31, 2000. The increase resulted primarily from an increase in sales personnel, resulting in increased staff and travel costs and other sales related expenses.

  Selling, general and administrative expenses for Indian IT Services and Products have increased 18% from Rs.1,089 million for the nine months ended December 31, 1999 to Rs.1,286 million for the nine months ended December 31, 2000. The increase resulted from higher sales and marketing costs.

  Selling, general and administrative expenses for Consumer Care and Lighting increased 24%, from Rs.386 million for the nine months ended December 31, 1999, to Rs.479 million for the nine months ended December 31, 2000. This increase resulted from staff cost increases and an increase of Rs.71 million in advertising and sales promotion expenses.

  Selling, general and administrative expenses for Others decreased 24%, from Rs.321 million for the nine months ended December 31, 1999, to Rs.242 million for the nine months ended December 31, 2000. Selling, general and administrative expenses for the nine months ended December 31, 1999 included selling general and administrative expenses of Wipro Net. Effective December, 1999 our interest in Wipro Net is accounted for under equity method.

  Operating income. As a result of the foregoing factors, operating income increased 117%, from Rs.2,171 million for the nine months ended December 31, 1999, to Rs.4,715 million for the nine months ended December 31, 2000.

  Other (income) expense (net). Other income for the nine months ended December 31, 2000 is Rs.237 million, as compared to other expenses (net) of Rs.76 million for the nine months ended December 31, 1999.

The increase in other income is primarily due to interest income received on the investments made out of the proceeds of our ADS offering, translation gains on investments outside India and realized gains on sale of real estate. Interest costs have reduced primarily due to a reduction in aggregate quantum of borrowings and lower interest rates.

  Income taxes. Provision for income taxes increased from Rs.335 million for the nine months ended December 31, 1999, to Rs.627 million for the nine months ended December 31, 2000. Our effective tax rate remained at 13%.

  Income from continuing operations. Income from continuing operations increased 93% from Rs.2,257 million for the nine months ended December 31, 1999, to Rs.4,352 million for the nine months ended December 31, 2000. Income from continuing operations for the nine months ended December 31, 1999 includes gain of Rs.412 million on direct issuance of stock by an affiliate/gain on sale of investments in affiliate. Excluding this gain, Income from continuing operations increased 136% in nine months ended December 31, 2000 over nine months ended on December 31, 1999.

Liquidity and Capital Resources

  Our capital requirements relate primarily to financing the growth of our Global IT Services and Indian IT Services and Products businesses. We have historically financed the majority of our working capital, capital expenditure and other requirements through our operating cash flow, and to a limited extent, bank loans.

  For the year ended March 31, 2000, and nine months ended December 31, 2000, we generated cash from operations of Rs.3,481 million, and Rs.3,628 million. The increase is attributable to a significant increase in operating income. For the year ended March 31, 2000, and the nine months ended December 31, 2000, capital expenditure was Rs.1,318 million, Rs.2,278 million, respectively. This expenditure was financed primarily through our operating cash flow.

  We expect that our primary financing requirements in the future will be capital expenditures and working capital requirements in connection with growing our business. We believe that cash generated from operations, along with the net proceeds of our initial U.S. public offering of 3,162,500 American Depositary Shares (including the underwriters' right to purchase 412,500 American Depositary Shares to cover overallotments) representing 3,162,500 Equity Shares, on October 19, 2000, will be sufficient to satisfy our currently foreseeable working capital and capital expenditure requirements. However, our liquidity and capital requirements are affected by many factors, some of which are based on the normal ongoing operations of our businesses and some of which arise from uncertainties related to global economies and the sectors that we target for our services. In the future, we may require or choose to obtain additional debt or equity financing. We cannot be certain that additional financing, if needed, will be available on favorable terms. We routinely review potential acquisitions, however we have no agreements to enter into any material acquisition as of the date of this report.

Quantitative and Qualitative Disclosures About Market Risk

 General

  Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables and long term debt.

  Our exposure to market risk is a function of our borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss. Most of our exposure to market risk arises out of our foreign currency account receivables.

 Risk Management Procedures

  We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management. The activities of this department include borrowing strategies, implementing hedging strategies for foreign currency exposures, management of cash resources and ensuring compliance with market risk limits and policies on a daily basis.

 Components of Market Risk

  Our exposure to market risk arises principally from exchange rate risk. Interest rate risk is the other component of our market risk. These factors are discussed in the following paragraphs.

  Exchange rate risk. Our exchange rate risk primarily arises from our foreign currency revenues, receivables and payables, and foreign currency debt. We evaluate our net exchange rate exposure arising from these transactions and hedge such exposure based on approved risk management policies. These policies require us to hedge a significant portion of our net exposure. Our net exchange rate exposure as of March 31, 2000, and as of December 31, 2000, was $6.9 million and $58 million. We hedge our exchange rate exposure through foreign currency forward exchange contracts which typically mature between one through six months. The counterparties for our exchange contracts are banks, and we consider the risk of non-performance by the counterparties as non-material.

  Due to our hedging policies, we estimate that changes in exchange rates will not have a material impact on our operating results or cash flows.

  Interest rate risk. Our interest rate risk primarily arises from our long term debt. We adopt appropriate borrowing strategies to manage our interest rate risk. Additionally, we enter into interest rate swap agreements to hedge interest rate risk.

  As of December 31, 2000 fixed-interest rate debt represented 77% of long term debt. The interest rate on balance debt is re-set periodically based on benchmark rates. A maturity profile of our debt is set forth below:

                                                Fixed       Variable
                                            interest-rate interest-rate  Total
                                            ------------- ------------- --------
                                                       (in millions)
Maturing in:
  2001.....................................   Rs.1,138       Rs.224     Rs.1,362
  2002.....................................        --            91           91
  2003.....................................        --            28           28
  2004.....................................        --
  Thereafter...............................        --             1            1
                                              --------       ------     --------
    Total..................................   Rs.1,138       Rs.344     Rs.1,482
                                              ========       ======     ========

  As of March 31, 2000, and December 31, 2000, we have interest rate swap agreements outstanding in the notional principal amount of $6.5 million and $4.9 million, which represent hedges of interest rate risk on our foreign currency debt. The counterparties for our interest rate agreements are banks, and we consider the risk of non-performance by the counterparties as non-material.

  Based on the maturity profile and composition of our debt portfolio, we estimate that changes in interest rates will not have a material impact on our operating results or cash flows. Our temporary resources are generally invested in short-term investments, which do not expose us to significant interest rate risk.

  Fair value. The fair value of our market rate risk sensitive instruments closely approximates their carrying value.

Recent Accounting Pronouncements

  In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments and requires recognition of all derivatives as assets and liabilities in our balance sheet and measurement of those instruments at fair value. The statement is effective for fiscal years beginning after June 15, 1999. We will adopt the standard no later than the first quarter of fiscal 2001 and in our assessment the adoption of this statement will not have a significant impact on our consolidated financial statements. In September 2000, the Financial Accounting Standards Board issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities" replacing SFAS No. 125. This statement outlines accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities. The statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. In our assessment the adoption of this statement will not have a significant impact on our consolidated financial statements.

                                 RISK FACTORS

                         Risks Related to our Company

Our revenues are difficult to predict because they can fluctuate significantly given the nature of the markets in which we operate. This increases the likelihood that our results could fall below the expectation of market analysts, which could cause the price of our equity shares and ADSs to decline.

Our revenues historically have fluctuated and may fluctuate in the future depending on a number of factors, including:

  . the size, timing and profitability of significant projects or product orders;

  . the proportion of services we perform at our clients' sites rather than at our offshore facilities;

  . seasonal changes that affect the change in the mix of services we provide to our clients or in the relative proportion of services and product revenues;

  . seasonal changes that affect purchasing patterns among our consumers of computer peripherals, personal computers, consumer care and other products;

  . the effect of seasonal hiring patterns and the time we require to train and productively utilize our new employees; and

  .  currency exchange fluctuations.

  Approximately 59% of our total operating expenses in our Global IT Services business, particularly personnel and facilities, are fixed in advance of any particular quarter. As a result, unanticipated variations in the number and timing of our projects or employee utilization rates may cause significant variations in operating results in any particular quarter. We believe that period-to-period comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Thus, it is possible that in the future some of our quarterly results of operations may be below the expectations of public market analysts and investors, and the market price of our equity shares and ADSs could decline.

If we do not continue to improve our administrative, operational and financial personnel and systems to manage our growth, the value of our shareholders' investment may be harmed.

  We have experienced significant growth in our Global IT Services business. We expect our growth to place significant demands on our management and other resources. This will require us to continue to develop and improve our operational, financial and other internal controls, both in India and elsewhere. Our continued growth will increase the challenges involved in:

  . recruiting and retaining sufficiently skilled technical, marketing and management personnel;

  . providing adequate training and supervision to maintain our high quality standards; and

  .  preserving our culture, values and entrepreneurial environment.

  If we are unable to manage our growth effectively, the quality of our services and products may decline, and our ability to attract clients and skilled personnel may be negatively affected. These factors in turn could negatively affect the growth of our Global IT Services business and harm the value of our shareholders' investment.

Intense competition in the market for IT services could affect our cost advantages, which could decrease our revenues.

  The market for IT services is highly competitive. Our competitors include software companies, IT companies, large international accounting firms and their consulting affiliates, systems consulting and integration firms, other technology companies and client in-house information services departments, both international and domestic. Many of our competitors have significantly greater financial, technical and marketing resources and generate greater revenue than we do. We cannot be reasonably certain that we will be able to compete successfully against such competitors, or that we will not lose clients to such competitors. Additionally, we believe that our ability to compete also depends in part on factors outside our control, such as our ability to attract, motivate and retain skilled employees, the price at which our competitors offer comparable services, and the extent of our competitors' responsiveness to their clients' needs.

Wages in India have historically been lower than wages in the United States and Europe, which has been one of our competitive advantages. Wage increases in India may prevent us from sustaining this competitive advantage and may reduce our profit margins.

  Our wage costs in India have historically been significantly lower than wage costs in the United States and Europe for comparably skilled professionals, which has been one of our competitive advantages. However, wage increases in India may prevent us from sustaining this competitive advantage and may negatively affect our profit margins. We may need to increase the levels of our employee compensation more rapidly than in the past to remain competitive. Unless we are able to continue to increase the efficiency and productivity of our employees, wage increases in the long term may reduce our profit margins.

An economic slowdown in the United States may affect our profitability.

  Nearly 64% of revenues of our Global IT Services segment are from the United States. During an economic slowdown our clients in the United States may significantly reduce their IT spending, which can in turn lower the demand for our services and affect our profitability. Though we continue to believe that during an economic slowdown our competitive position would strengthen vis-a-vis domestic service providers in the United States, we have intensified our efforts to geographically diversify our revenue streams. To the date of this report, we have not been impacted by the perceived threat of an economic slow down in the United States, however we cannot assure you that an economic slowdown in the United States will not impair our profitability.

Our success depends in large part upon our management team and other highly skilled professionals. If we fail to retain and attract these personnel, our business may be unable to grow and our revenues could decline, which may decrease the value of our shareholders' investment.

  We are highly dependent on the senior members of our management team, including the continued efforts of our Chairman and Managing Director. Our ability to execute project engagements and to obtain new clients depends in large part on our ability to attract, train, motivate and retain highly skilled professionals, especially project managers, software engineers and other senior technical personnel. If we cannot hire and retain additional qualified personnel, our ability to bid on and obtain new projects, and to continue to expand our business will be impaired and our revenues could decline. We believe that there is significant competition for professionals with the skills necessary to perform the services we offer. We may not be able to hire and retain enough skilled and experienced employees to replace those who leave. Additionally, we may not be able to redeploy and retrain our employees to keep pace with continuing changes in technology, evolving standards and changing client preferences.

Our Global IT Services revenues depend to a large extent on a small number of clients, and our revenues could decline if we lose a major client.

  While we currently derive, and believe we will continue to derive, a significant portion of our Global IT Services revenues from a limited number of corporate clients we continue to reduce our dependence on any revenues from service rendered to any one client. The loss of a major client or a significant reduction in the service performed for a major client could result in a reduction of our revenues. For the fiscal year ended, March 31, 2000, and the three months ended December 31, 2000, General Electric, our largest client in fiscal year 2000 and Nortel our largest client in three months ended December 31, 2000 accounted for 15% and 8% of our Global IT Services revenues, and for the same periods, our ten largest clients accounted for 53% and 44% of our Global IT Services revenues. The volume of work we perform for specific clients may vary from year to year, particularly since we typically are not the only outside service provider for our clients. Thus, a major client in one year may not provide the same level of revenues in a subsequent year. In the current fiscal we anticipate a significant reduction in the services performed for at least one of our five largest clients.

Restrictions on immigration may affect our ability to compete for and provide services to clients in the United States, which could hamper our growth and cause our revenues to decline.

  If U.S. immigration laws change and make it more difficult for us to obtain H-1B and L-1 visas for our employees, our ability to compete for and provide services to clients in the United States could be impaired. This in turn could hamper our growth and cause our revenues to decline. Our employees who work onsite at client facilities or at our facilities in the United States on temporary and extended assignments typically must obtain visas. As of December 31, 2000, the majority of our personnel in the United States held H-1B visas (586 persons) or L-1 visas (288 persons). An H-1B visa is a temporary work visa, which allows the employee to remain in the U.S. while he or she remains an employee of the sponsoring firm, and the L-1 visa is an intra-company transfer visa, which only allows the employee to remain in the United States temporarily. Although there is no limit to new L-1 petitions, there is a limit to the aggregate number of new H-1B petitions that the U.S. Immigration and Naturalization Service may approve in any government fiscal year. We may not be able to obtain the H-1B visas necessary to bring critical Indian professionals to the United States on an extended basis during years in which this limit is reached. This limit was reached in March 2000 for the U.S. Government's fiscal year ended September 30, 2000. While we anticipated that this limit would be reached before the end of the U.S. Government's fiscal year, and made efforts to plan accordingly, we cannot assure you that we will continue to be able to obtain a sufficient number of H-1B visas.

Our costs could increase if the Government of India reduces or withholds tax benefits and other incentives it provides to us.

  Currently, we benefit from certain tax incentives under Indian tax laws. As a result of these incentives, our operations have been subject to relatively insignificant Indian tax liabilities. These tax incentives currently include a 10-year tax holiday from payment of Indian corporate income taxes for our Global IT Services business operated from specially designated "Software Technology Parks" in India and an income tax deduction of 100% for profits derived from exporting information technology services. As a result, a substantial portion of our pre-tax income has not been subject to significant tax in recent years. For the years ended March 31, 2000 and the three months ended December 31, 2000, we realized tax benefits of Rs.1,104 million and Rs.1,600 million from such tax incentives. We are currently also eligible for exemptions from other taxes, including customs duties. The recently enacted Finance Act, 2000 phases out the ten year tax holiday over a ten year period from the financial year 1999-2000 to financial year 2008-2009. Our current tax holidays expire in stages by 2009. The Finance Act, 2000 also phases out the income tax deduction for profits derived from exporting technology services over the next five years. When our tax holiday and income tax deduction exemptions expire or terminate, our costs will increase. Additionally, the Government of India could enact similar laws in the future, which could further impair our other tax incentives.

Increases in Indian dividend taxes could negatively affect our tax liability.

  The Finance Act, 2000 increases the tax on dividends declared, distributed or paid by us from 11% to 22%, including a 10% surcharge. We cannot assure you that in the future the Government of India will not further increase the surcharges and dividend taxes it imposes. Any future increase in the dividend tax or surcharge could negatively affect our tax liability.

We focus on high-growth industries, such as networking and communications. Any decrease in demand for technology in such industries may significantly decrease the demand for our services, which may impair our growth and cause our revenues to decline.

  Approximately 50% of our Global IT Services business is derived from clients in high growth industries who use our IT services for networking and communications equipment. Any significant decrease in the growth of these industries will decrease the demand for our services and could reduce our revenue.

Our failure to complete fixed-price, fixed-time frame contracts on budget and on time may negatively affect our profitability, which could decrease the value of our shareholders' investment.

  We offer a portion of our services on a fixed-price, fixed-time frame basis, rather than on a time-and-materials basis. Although we use specified software engineering processes and our past project experience to reduce the risks associated with estimating, planning and performing fixed-price, fixed-time frame projects, we bear the risk of cost overruns, completion delays and wage inflation in connection with these projects. If we fail to accurately estimate the resources and time required for a project, future rates of wage inflation and currency exchange rates, or if we fail to complete our contractual obligations within the contracted time frame, our profitability may suffer.

Disruptions in telecommunications could harm our service model, which could result in a reduction of our revenues.

  A significant element of our business strategy is to continue to leverage and expand our software development centers in Bangalore, Chennai, Gurgaon, Hyderabad and Pune, India, as well as overseas. We believe that the use of a strategically located network of software development centers will provide us with cost advantages, the ability to attract highly skilled personnel in various regions of the country and the world, the ability to service clients on a regional and global basis, and the ability to provide services to our clients 24 hours a day, seven days a week. Part of our service model is to maintain active voice and data communications between our main offices in Bangalore, our clients' offices, and our other software development and support facilities. Although we maintain redundant facilities and satellite communications links, any significant loss in our ability to transmit voice and data through satellite and telephone communications would result in a reduction of our revenues.

Our international operations subject us to risks inherent in doing business on an international level that could harm our operating results.

  While to date most of our software development facilities are located in India and in the United States, we intend to establish new development facilities, including potentially in Southeast Asia and Europe. We have not yet made substantial contractual commitments to establish any new facilities and we cannot assure you that we will not significantly alter or reduce our proposed expansion plans. Because of our limited experience with facilities outside of India, we are subject to additional risks including, among other things, difficulties in regulating our business globally, export requirements and restrictions, and multiple and possibly overlapping tax structures. Any of these events could harm our future performance.

We may engage in future acquisitions, investments, strategic partnerships or other ventures that may harm our performance, dilute our shareholders and cause us to incur debt or assume contingent liabilities.

  We may acquire or make investments in complementary businesses, technologies, services or products, or enter into strategic partnerships with parties who can provide access to those assets. We may not identify suitable acquisition, investment or strategic partnership candidates, or if we do identify suitable candidates, we may not complete those transactions on terms commercially acceptable to us or at all. If we acquire another company, we could have difficulty in assimilating that company's personnel, operations, technology and software. In addition, the key personnel of the acquired company may decide not to work for us. If we make other types of acquisitions, we could have difficulty in integrating the acquired products, services or technologies into our operations. These difficulties could disrupt our ongoing business, distract our management and employees and increase our expenses. As of the date of this report, we have no agreement to enter into any material investment or acquisition transaction.

We may be liable to our clients for damages caused by system failures, which could damage our reputation and cause us to lose customers.

  Many of our contracts involve projects that are critical to the operations of our clients' businesses, and provide benefits which may be difficult to quantify. Any failure in a client's system could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit our contractual liability for damages resulting from negligent acts, errors, mistakes or omissions in rendering our services, we cannot be assured that the limitations on liability we provide for in our service contracts will be enforceable in all cases, or that it will otherwise protect us from liability for damages.

               Risks Related to Investments in Indian Companies

  We are incorporated in India, and substantially all of our assets and our employees are located in India. Consequently, our financial performance and the market price of our ADSs will be affected by political, social and economic developments affecting India, Government of India policies, including taxation and foreign investment policies, government currency exchange control, as well as changes in exchange rates and interest rates.

Regional conflicts in South Asia could adversely affect the Indian economy, disrupt our operations and cause our business to suffer.

  South Asia has from time to time experienced instances of civil unrest and hostilities among neighboring countries, including between India and Pakistan. In recent years there have been military confrontations between India and Pakistan that have occurred in the region of Kashmir. Events of this nature in the future could influence the Indian economy and could have a material adverse effect on the market for securities of Indian companies, including our ADSs, and on the market for our services.

Political instability or changes in the government in India could delay the liberalization of the Indian economy and adversely affect economic conditions in India generally, which could impact our financial results and prospects.

  Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector. Nevertheless, the role of the Indian central and state governments in the Indian economy as producers, consumers and regulators has remained significant. The Government of India has changed five times since 1996. The current Government of India, formed in October, 1999, has announced policies and taken initiatives that support the continued economic liberalization policies that have been pursued by previous governments. We cannot assure you that these liberalization policies will continue in the future. The rate of economic liberalization could change, and specific laws and policies affecting technology companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. A significant change in India's economic liberalization and deregulation policies could adversely affect business and economic conditions in India generally and our business in particular.

Indian law limits our ability to raise capital outside India and may limit the ability of others to acquire us, which could prevent us from operating our business or entering into a transaction that is in the best interests of our shareholders.

  Indian law constrains our ability to raise capital outside India through the issuance of equity or convertible debt securities. Generally, any foreign investment in, or an acquisition of, an Indian company requires approval from relevant government authorities in India including the Reserve Bank of India. However, the Government of India currently does not require prior approvals for IT companies, subject to certain exceptions. Under any such exception, if the Government of India does not approve the investment or implements a limit on the foreign equity ownership of IT companies, our ability to seek and obtain additional equity investment by foreign investors will be constrained. In addition, these restrictions, if applied to us, may prevent us from entering into a transaction, such as an acquisition by a non-Indian company, which would otherwise be beneficial for our company and the holders of our equity shares and ADSs.

Indian law imposes foreign investment restrictions that limit a holder's ability to convert equity shares into ADSs, which may cause our equity shares to trade at a discount or premium to the market price of our ADSs.

  Under current Indian laws and regulations, our depositary cannot accept deposits of outstanding equity shares and issue ADRs evidencing ADSs representing such equity shares. If our ADS holders elect to surrender their ADSs and receive equity shares, they will be prohibited from re-depositing those outstanding equity shares with our depositary. Additionally, investors who exchange ADSs for the underlying equity shares and are not holders of record will be required to declare to us details of the holder of record, and the holder of record will be required to disclose the details of the beneficial owner. Any investor who fails to comply may be liable for a fine of up to Rs.1,000 for each day such failure continues. Such restrictions on foreign ownership of the underlying equity shares may cause our equity shares to trade at a discount or premium to the ADSs.

  Except in limited circumstances, the Reserve Bank of India must approve the sale of equity shares underlying ADSs by a non-resident of India to a resident of India. Since currency exchange controls are in effect in India, the Reserve Bank of India will approve the price at which equity shares are transferred based on a specified formula, and a higher price per share may not be permitted. Additionally, except in certain limited circumstances, if an investor seeks to convert the rupee proceeds from a sale of equity shares in India into foreign currency and then repatriate that foreign currency from India he or she will have to obtain an additional Reserve Bank of India approval for each transaction. We cannot assure our ADS holders that any required approval from the Reserve Bank of India or any other government agency can be obtained on any terms or at all.

Our ability to acquire companies organized outside India depends on the approval of the Government of India. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

  The Ministry of Finance of the Government of India and/or the Reserve Bank of India must approve our acquisition of any company organized outside of India. The Government of India has recently issued a policy statement permitting acquisitions of companies organized outside India with a transaction value:

  .  if in cash, up to 50% of the proceeds from an ADS offering; and

  . if in stock, the greater of $100 million or ten times the acquiring company's previous fiscal year's export earnings.

  We cannot assure you any required approval from the Reserve Bank of India and/or the Ministry of Finance or any other government agency can be obtained. Our failure to obtain approval from the Government of India for acquisitions of companies organized outside India may restrict our international growth, which could negatively affect our revenues.

The laws of India do not protect intellectual property rights to the same extent as those of the United States, and we may be unsuccessful in protecting our intellectual property rights. Unauthorized use of our intellectual property may result in development of technology, products or services which compete with our products.

  Our intellectual property rights are important to our business. We rely on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our intellectual property. However, the laws of India do not protect proprietary rights to the same extent as laws in the United States. Therefore, our efforts to protect our intellectual property may not be adequate. Our competitors may independently develop similar technology or duplicate our products or services. Unauthorized parties may infringe upon or misappropriate our products, services or proprietary information.

  The misappropriation or duplication of our intellectual property could disrupt our ongoing business, distract our management and employees, reduce our revenues and increase our expenses. We may need to litigate to enforce our intellectual property rights or to determine the validity and scope of the proprietary rights of others. Any such litigation could be time-consuming and costly. As the number of patents, copyrights and other intellectual property rights in our industry increases, and as the coverage of these rights increases, we believe that companies in our industry will face more frequent patent infringement claims. Defending against these claims, even if not meritorious, could be expensive and divert our attention and resources from operating our company. Although there are no pending or threatened intellectual property lawsuits against us, if we become liable to third parties for infringing their intellectual property rights, we could be required to pay a substantial damage award and forced to develop non-infringing technology, obtain a license or cease selling the applications or products that contain the infringing technology. We may be unable to develop non-infringing technology or to obtain a license on commercially reasonable terms, or at all.

Item 3. Quantitative and Qualitative Disclosure About Market Risk

  Please see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Quantitative and Qualitative Disclosures About Market Risk."

                          PART II--OTHER INFORMATION

Item 1. Legal Proceedings

  We are not currently a party to any material legal proceedings.

Item 2. Changes in Securities and Use of Proceeds

  On October 19, 2000, we completed our initial public offering in the United States, or US IPO, of 3,162,500 American Depositary Shares representing 3,162,500 equity shares, par value Rs.2 per share (including the exercise of the underwriters' overallotment option consisting of 412,500 American Depositary Shares representing 412,500 equity shares), at a public offering price of $41.375 per American Depositary Share, pursuant to a registration statement filed on Form F-1 (File No. 333-46278) with the Securities Exchange Commission (the "Registration Statement"). All of the shares registered were sold. The managing underwriters were Morgan Stanley Dean Witter, Credit Suisse First Boston, and Banc of America Securities. Aggregate gross proceeds to Wipro (prior to deduction of underwriting discounts and commissions and expenses of the offering) were $130,848,438. There were no selling stockholders in the US IPO.

  We paid underwriting discounts and commissions of $5,888,180. The net proceeds from the offering after underwriting discounts and commissions are estimated to be $124,960,258.

  From the date of receipt, net proceeds from the offering have been invested in highly liquid money market instruments. No part of the net proceeds were used for any of the uses of proceeds stated in the Registration Statement and the funds are reserved for general corporate purposes. None of the net proceeds from the initial public offering were paid, directly or indirectly, to any of our directors, officers or general partners or any of their associates, or to any persons owning ten percent or more of any class of our equity securities, or any affiliates.

Item 3. Default upon senior securities

  None.

Item 4. Submission of matters to a vote of security holders

  None.

Item 5. Other Information

  In December 2000, we acquired a 45% minority interest of Wipro Net for Rs.1,088 million, resulting in a goodwill of Rs.977 million. Subsequent to the acquisition, Wipro Net's financial statements have been consolidated with Wipro's. Wipro's equity in the loss of Wipro Net prior to the acquisition of minority interest amounting to Rs.136 million is reported by the equity method. Subsequent to this acquisition the retail ISP portion of Wipro Net was spun off into Net Kracker Limited, a wholly owned subsidiary of Wipro. Wipro and ICICI Venture Fund Management Company Limited have entered into an agreement that provides for Rs.300 million of investment in Net Kracker Limited by ICICI Venture Fund Management Company Limited for a 51% equity interest. Wipro will retain the balance 49% of equity along with a convertible preference share of Rs.54 million in Net Kracker Limited. ICICI acquired the 51% equity interest in January 2001.

Item 6. Exhibits and Reports

    (a) The Exhibit Index attached hereto is incorporated by reference to this item

    (b) We filed a report on Form 6-K dated December 22, 2000, to report our press release regarding our acquisition of the KPN Group's stake in Wipro Net, and the spin-off of that entity into Net Kracker Limited.

       We filed a report on Form 6-K dated January 19, 2001, to report our U.S. GAAP and Indian GAAP earnings press releases for the quarter ended December 31, 2000.

                                   SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Dated: February 13, 2001

                                          Wipro Limited

                                          By:  /s/ Suresh C. Senapaty
                                             _________________________________
                                                   Suresh C. Senapaty
                                             Executive Vice President, Finance

                                 EXHIBIT INDEX

   Exhibit
   Number                        Description of Document
   -------                       -----------------------
    10.1   Share Sale and Purchase Agreement, dated December 12, 2000 between
           Wipro Limited and KPN Asia Mauritius Holding

    10.2   Termination and Release Agreement, dated December 12, 2000 between
           Wipro Limited and KPN Telecom B.V., KPN Asia Mauritius Holding, and
           Wipro Net Limited

    10.3   Consulting Agreement between Wipro Limited and Technology Network
           India Private Limited

    19.1   Wipro Quarterly report to the shareholders for the quarter ended
           December 31, 2000.